4/3

07022775

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pretoria Portland Cement Company Ltd.

*CURRENT ADDRESS PPC Building, Barlow Park Extension
180 Katherine Street
Sandton Johannesburg
South Africa

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 2 5 2007

THOMSON FINANCIAL

FILE NO. 82- 35077 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 4/23/07

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

CM 34

Lodgement of financial statements / interim reports

[Section 302 (4) (a), 302 (4) (b), 306, 329 (2), (3) and (5)]

RECEIVED
2007 APR -3 A 9:4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COPY

Registartion No. of Company

1892/000667/06

Name of company PRETORIA PORTLAND CEMENT CO. LTD

Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's
Names of holding company	Reg No's

The following documents are lodged herewith:

† ~~Annual financial statements~~ / † group annual financial statements (in terms of section 302 (4) (a) / † 329 (5) of the Act for the financial year ended 30 September 2005

† ~~Annual financial statements in terms of section 302 (4) (b) of the Act for the Financial year ended~~

† ~~Interim report in term of section 306 / † 329 (2) of the Act for the half year ended~~

† ~~Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~

Rubberstamp of company, if any, or of secretaries.
* N.B. - Complete if annual financial statements in respect of subsidaries are lodged.
† Delete whichever is not applicable.

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

(To be completed by company.)

~~Lodgement of / † annual financial statements~~ /† group annual financial statements ~~and † annual financial statements of subsidaries / † provisional annual financial statements † interim report for financial year / † half~~ year ended 30 September 2005

Name of company PRETORIA PORTLAND CEMENT CO. LTD

Postal address ~~PO BOX 782248 SANDTON~~
~~2146~~

Received
Registrar of Companies
Date stamp of Companies Registration Office

Date: 20/02/2006

Our Reference: 15923131
Box: **75539**
Sequence: **1**

PRETORIA PORTLAND CEMENT COMPANY
P O BOX 782248
SANDTON
2146

RE: Amendment to Company Information
Company Number: 1892/000667/06
Company Name: PRETORIA PORTLAND CEMENT COMPANY

We have received a CM34 (Lodgment of financial statements, interim reports or provisional reports) from you dated 30/09/2005.

The CM34 was accepted and placed on file.

Yours truly
Registrar of Companies
WLI

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Pretoria Portland Cement Company Limited
(Incorporated in the Republic of South Africa)
(Company registration number 1892/000667/06)
JSE code: PPC ISIN: ZAE 000005559

PPC Audited preliminary report for the year ended 30 September 2005

These results and other information are available on the PPC website www.ppc.co.za

Financial highlights

- strong growth in cement volumes continues
- headline earnings per share up 19%
- cash generated from operations up 29%
- R1,5 billion investment in capacity expansion commenced
- special dividend of 800 cents per share declared

consolidated income statement

	Year ended 30 Sept 2005 Audited Rm	30 Sept 2004 Audited Restated Rm
Revenue	3 973,6	3 440,1
Operating profit	1 511,9	1 172,8
Fair value (losses)/gains on financial instruments	(6,9)	0,2
Finance costs	63,6	58,5
Income from investments	84,0	100,6
Profit before exceptional items	1 525,4	1 215,1
Exceptional items	12,5	(0,3)
Share of associates' retained profit	1,4	10,9
Profit before tax	1 539,3	1 225,7
Tax	432,1	352,3
STC on dividends paid	150,3	86,0
Net profit	956,9	787,4
Attributable to:		
Outside shareholders' interest	13,4	3,8
PPC Company Limited shareholders	943,5	783,6
	956,9	787,4
Net profit per share (cents)		
- basic and fully diluted	1 755	1 458
Headline earnings per share (cents)		
- basic and fully diluted	1 730	1 458
Ordinary shares of R1 each fully paid in issue (000)	53 761	53 750
Weighted average number of shares in issue during the period (000)	53 761	53 745
Fully diluted weighted average number of shares (000)	53 761	53 750
Dividends per share (cents)		
- special	800	1 400
- final	840	700
- interim	260	220
	1 900	2 320
Determination of headline earnings per share		
Net profit per share (cents)	1 755	1 458
Adjusted for (after tax):		
Profit on disposal of property, plant and equipment and intangible assets	(2)	(5)
Impairment of intangibles	-	5
Goodwill and other impairments	(8)	-

Profit on disposal of investments	(15)	–
Headline earnings per share (cents)	1 730	1 458

consolidated balance sheet

	30 Sept 2005 Audited Rm	30 Sept 2004 Audited Restated Rm
ASSETS		
Non-current assets	1 793,3	1 938,9
Property, plant and equipment	1 246,9	1 224,8
Intangible assets	14,1	15,2
Negative goodwill	–	(1,0)
Investment in non-consolidated subsidiary	294,5	315,2
Other non-current assets	214,2	358,2
Investment in associates	–	7,8
Deferred tax assets	23,6	18,7
Current assets	1 461,4	1 610,7
Short-term investment	147,1	–
Inventories and receivables	722,8	662,7
Cash and cash equivalents	591,5	948,0
Total assets	3 254,7	3 549,6
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital and premium	867,6	866,5
Non-distributable reserves	47,0	50,9
Retained profit	1 091,3	1 413,2
Interest of shareholders of PPC	2 005,9	2 330,6
Outside shareholders' interest	21,0	7,6
Interest of all shareholders	2 026,9	2 338,2
Non-current liabilities	481,8	691,9
Deferred tax liabilities	181,7	180,7
Interest-bearing	197,1	393,3
Non-interest-bearing	103,0	117,9
Current liabilities	746,0	519,5
Short-term borrowings	160,1	21,3
Accounts payable and provisions	585,9	498,2
Total equity and liabilities	3 254,7	3 549,6
Net asset value per share (cents)	3 731,1	4 336,0

statement of changes in shareholders' interest

	Year ended 30 Sept 2005 Audited Rm	Year ended 30 Sept 2004 Audited Restated Rm
Interest of all shareholders		
Balance at beginning of year	2 338,2	2 130,2*
Net movements not recognised through the income statement	0,4	157,2
Revaluation of investments (net of deferred tax)	10,2	4,7
Issue of share capital	1,1	0,7
Outside shareholders movement on part disposal of subsidiary company	-	3,7
Foreign currency translation reserve and other movements	(10,9)	148,1
Net movements recognised through the income statement	(311,7)	50,8
Net profit for the year	956,9	787,4
Dividends paid	(1 268,6)	(736,6)
Balance at end of year	2 026,9	2 338,2

* Restated per note 11

consolidated abridged cash flow statement

	Year ended 30 Sept 2005 Audited Rm	Year ended 30 Sept 2004 Audited Restated Rm
Cash flow from operating activities		
Operating cash flows before movements in working capital	1 644,9	1 342,1
Net decrease/(increase) in working capital	23,0	(48,5)
Cash generated from operations	1 667,9	1 293,6
Finance costs, investment income and realised fair value adjustments on financial instruments	13,9	42,3
Tax paid	(587,1)	(528,6)
Cash available from operations	1 094,7	807,3
Dividends paid	(1 268,6)	(736,6)
Net cash (utilised)/retained from operating activities	(173,9)	70,7
Net cash applied to investing activities	(128,8)	(43,5)
Net cash (outflow)/inflow from financing activities	(64,9)	33,5
Net (decrease)/increase in cash and cash equivalents	(367,6)	60,7
Cash and cash equivalents at beginning of year	948,0	903,6
Effects of exchange rates on opening cash position	11,1	(5,2)
Effects of deconsolidation of Porthold	-	(11,1)
Cash and cash equivalents at end of year	591,5	948,0

notes

	Year ended 30 Sept 2005 Audited Rm	30 Sept 2004 Audited Restated Rm
1. PROFIT BEFORE TAX		
Included in profit before tax are:		
Cost of sales	2 175,2	2 001,0
Depreciation	155,0	153,2
2. FINANCE COSTS		
Finance costs comprise:		
Bank and other borrowings	8,2	3,0
Financial lease interest	46,6	48,1
Unwinding of discount on rehabilitation provisions	8,8	7,4
	63,6	58,5
3. HEADLINE EARNINGS		
Net profit attributable to shareholders of PPC	943,5	783,6
Profit on disposal of properties, plant and equipment, investments and intangibles	(9,4)	(2,7)
Impairment of plant and equipment and intangibles	2,5	2,8
Reversal of impairment of financial assets	(5,4)	-
Reversal of negative goodwill	(1,0)	-
Amortisation of negative goodwill	-	(0,1)
Tax on exceptional items	(0,3)	-
Headline earnings	929,9	783,6
4. Investments		
Listed and unlisted investments at fair value	277,6	265,4
Unlisted associates including loan at carrying value	-	7,8
	277,6	273,2
Directors' valuation of unlisted investments	277,6	265,4

5. BORROWINGS

5. BORROWINGS	357,2	414,6

The company's borrowing powers are not restricted.

6. COMMITMENTS

Capital commitments	1 479,4	52,2
- contracted	46,0	21,1
- approved	1 433,4	31,1
Operating lease commitments	29,8	34,5
	1 509,2	86,7

These commitments will be met from existing cash resources and borrowing facilities available to the Group.

7. CONTINGENT LIABILITIES

Guarantees for loans, banking facilities and other obligations to third parties	7,1	6,9

8. NON-CONSOLIDATION OF PORTLAND HOLDINGS LIMITED (PORTHOLD)

The results of Porthold, a wholly owned Zimbabwean subsidiary have in terms of the exclusions contained in IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries) not been consolidated at 30 September 2004 and 30 September 2005.

The circumstances in Zimbabwe are such that there are severe restrictions placed on PPC's ability to access foreign currency and remit funds. In view of these circumstances, the results of Porthold have continued to be excluded from the Group results in the current year and have been accounted for on a fair value investment basis. The summarised results of Porthold, adjusted for hyperinflation and converted back to Rands, were:

	2005 Rm	2004* Rm
Revenue	120,9	98,3
Operating loss	(5,2)	(3,1)
Loss before tax	(6,9)	(1,3)
Tax	4,9	3,1

Loss after tax	(11,8)	(4,4)
Total assets	408,8	438,6
Total liabilities	137,8	143,8

* Restated in terms of appropriate exchange rates in Zimbabwe.

The effect of not consolidating Porthold was to increase headline earnings per share by 22 cents (2004: increase by 14 cents) from 1 708 cents to 1 730 cents.

9. BASIS OF PREPARATION

This preliminary report has been extracted from the audited Group annual financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) on a basis consistent with the prior year, except as disclosed in note 11.

For a better understanding of the Group's financial position, the results of its operations and cash flows for the year, this summarised preliminary report of annual results should be read in conjunction with the annual financial statements from which this summarised preliminary announcement of annual results was derived.

The Group has adopted the following new or revised IFRS in the current period, which, except for those disclosed in note 11 below, did not have a material impact on the reported results:

IAS 16 (Revised) (Property, Plant and Equipment); IAS 36 (Revised) (Impairment of Assets); IAS 38 (Revised) (Intangible Assets); IFRS 3 (Business Combinations); IFRS 4 (Insurance Contracts) and IFRIC Interpretation 1 (Changes in Existing Decommissioning, Restoration and Similar Liabilities).

10. JSE LIMITED REQUIREMENTS

The final announcement has been prepared in accordance with the listings requirements of the JSE Limited.

11. COMPARATIVE INFORMATION

The Group has restated the comparative information for the effects of adopting IAS 16 (Revised) (Property, Plant and Equipment) and IFRIC Interpretation 1 (Changes in Existing Decommissioning, Restoration and Similar Liabilities).

The aggregate effect of the above restatements is as follows:

	Previously stated	Adjustment	Restated
	Rm	Rm	Rm
For the year ended 30 September 2004			
Profit before tax	1 229,8	(4,1)	1 225,7
Tax	439,6	(1,3)	438,3
Net profit	790,2	(2,8)	787,4
Interest of all shareholders	2 348,0	(9,8)	2 338,2
Property, plant and equipment	1 239,7	(14,9)	1 224,8
Deferred tax liabilities	184,9	(4,2)	180,7
Non-interest-bearing non-current liabilities	118,8	(0,9)	117,9

The effect thereof was to reduce headline earnings per share by five cents from 1 463 cents to 1 458 cents.

12. Auditors' report

The auditors, Deloitte & Touche, has issued its opinion on the Group's financial statements for the year ended 30 September 2005. A copy of their unqualified report is available for inspection at the company's registered office.

segmental analysis of the group's operations

	Year ended	
	30 Sept 2005 Audited	30 Sept 2004 Audited Restated
Revenue Rm		
Cement	3 367,4	2 801,5
Lime	460,1	459,5
Packaging	254,9	282,6
	4 082,4	3 543,6
Less: Inter-segment revenue	108,8	103,5
	3 973,6	3 440,1

	Year ended	
	30 Sept 2005 Audited	30 Sept 2004 Audited Restated
Operating profit Rm		
Cement	1 375,0	1 041,1
Lime	103,1	101,9
Packaging	33,8	29,8
	1 511,9	1 172,8

comment

The growth in the South African economy and continued high demand in both the residential and non-residential building sectors boosted cement volumes to record levels. This, together with improved operational efficiencies, tight cost control and some price realisation has resulted in a very good performance by the Group for the year.

Group revenue increased 16% to R4,0 billion while operating profit rose 29% to R1,5 billion on the back of record domestic cement demand. The Lime and Packaging divisions also improved profitability.

The ability to access foreign currency and remit funds from Zimbabwe remains severely restricted and the results of Porthold have again not been consolidated.

Investment income decreased due to both lower cash balances and interest rates, whilst finance costs were higher, arising from increased borrowings during the year.

Exceptional items includes the profit on disposal of the company's 33% stake in Slagment (Pty) Limited.

The effective normal tax rate has reduced in line with the decrease in the company statutory tax rate from 30% to 29% announced at the beginning of the year. The STC charge includes R94,1 million (2004: R43,7 million) arising from the 1 400 cents per share special dividend paid in January 2005.

Headline earnings per share increased 19% to 1 730 cents, this after the STC charge of 175 cents per share (2004: 81 cents per share) on the special dividend.

Capital expenditure amounted to R180,6 million (2004: R82,5 million) with major expenditure being on quarrying equipment for both the cement and aggregate mining operations.

In view of the company's good results and strong cash position, the directors have declared an increased final dividend of 840 cents per share (2004: 700 cents per share) and a special dividend of 800 cents per share (2004: 1 400 cents per share).

After two top-ten finishes, PPC was voted this year's overall winner in the Deloitte/Financial Mail "Best Company to Work For - 2005" survey. This achievement reflects the success of the Kambuku Value Based Management initiative implemented by the company since 2000.

CEMENT

PPC's domestic cement sales remained buoyant with volume growth of 14% experienced for the year and all provinces reflected significant growth with the exception of the Eastern Cape, where volumes decreased due to the completion of the Ngqura harbour project. Reduced economic growth resulted in a contraction in cement demand in Botswana.

Operating profit increased by 32% from R1 041,1 million to R1 375,0 million on the revenue increase of 20%.

Porthold in Zimbabwe continued to experience very difficult operating and trading conditions, with continuous shortages of transport and production inputs leading to plant stoppages, impacting on our ability to supply customers.

Despite these constraints, the company remained cash positive for the year.

The PPC Board approved the R1 360 million Batsweledi project which will increase PPC's cement capacity by over 1 million tons per annum, in what will be South Africa's first new cement kiln in 20 years. R1 230 million will be invested in the installation of a new kiln line and related infrastructure at the existing Dwaalboom cement factory. A further R130 million will be spent on recommissioning and upgrading the existing cement milling and dispatch facilities at the Jupiter factory situated in Germiston.

The R48 million project to re-commission the 550 000 ton Jupiter kiln, is currently well advanced and will provide security of cement supply to the market over the two and a half year construction and commissioning period of the new expansion project. Production is anticipated to commence early in the new calendar year.

The capital expenditure will be financed by a combination of operating cash flows and borrowings, spread over three financial years from 2006, with expenditure peaking in 2007.

LIME

Revenue remained at prior year levels as demand from the steel sector softened in the last quarter due to reduced steel export demand.

Operating profit in the period improved marginally to R103,1 million due to further operating efficiency improvements and cost reductions.

PACKAGING

The division experienced strong demand for cement sacks but overall revenue reduced slightly due to increased competition in other market sectors.

However, tight cost control, combined with gains in production efficiencies and improved working capital management, resulted in operating profit increasing 13% to end the year at R33,8 million.

ASSOCIATES

Share of associates' retained income of R1.4 million was realised in the month prior to the sale of the company's

one third interest in Slagment (Pty) Limited, which was finally completed in November 2004.

BOARD AND MANAGEMENT

Dr O Fenn, previously Managing Director of the Cement Division, was appointed Chief Operating Officer of PPC Company Limited effective 5 May 2005.

Mr S Abdul Kader was appointed to the board on 5 May 2005, having previously been alternate director to Mr RJ Burn who resigned from the board effective 5 May 2005.

Mr J Shibambo was appointed to the board on 5 May 2005 as an independent non-executive director.

PROSPECTS

Government's target to increase gross fixed capital formation (GFCF) levels to the emerging market norm of approximately 25% of gross domestic product (GDP), lends support to the company's investment in further capacity in order to ensure the continuity of cement supply into the future. The company's investment is itself an important part of private sector component of GFCF and demonstrates the company's confidence in the country's growth prospects.

The positive announcements on infrastructural investment together with increased tender award activity bode well for future cement demand, which the company estimates could grow by 8% in the year ahead. This should enable the company to report improved performance and strong operating cash flows in the ensuing year. It is estimated that expenditure of R400 million will be incurred on the Batsweledi project during 2006 which will be funded out of cash flow and possible borrowings.

On behalf of the Board

AJ Phillips
Chairman

JE Gomersall
Chief Executive Officer

8 November 2005

dividend announcement

Notice is hereby given that the following dividends have been declared in respect of the year ended 30 September 2005.

- number 201 (final dividend) of 840 cents per share
- number 202 (special dividend) of 800 cents per share

These dividends will be paid out of profits as determined by the directors, to shareholders recorded as such in the register at the close of business on the record date Friday, 6 January 2006. The last date to trade to participate in the dividends is Thursday, 29 December 2005. Shares will commence trading ex-dividends from Friday, 30 December 2005.

The important dates pertaining to these dividends for shareholders trading on the JSE Limited are as follows:

Last day to trade "CUM" dividends	Thursday, 29 December 2005
Shares trade "EX" dividends	Friday, 30 December 2005
Record date	Friday, 6 January 2006
Payment date	Monday, 9 January 2006

Share certificates may not be dematerialised or rematerialised between Friday, 30 December 2005 and Friday, 6 January 2006, both days inclusive.

Zimbabwe

The important dates pertaining to these dividends for shareholders trading on the Zimbabwe Stock Exchange are as follows:

Last day to register to receive the dividends	Thursday, 29 December 2005
Shares trade "EX" dividends	Friday, 30 December 2005
Currency conversion date*	Friday, 6 January 2006
Payment date	Monday, 9 January 2006

The register of members in Zimbabwe will be closed from Friday, 30 December 2005 to Friday, 6 January 2006, both days inclusive, for the purpose of determining those shareholders to whom the dividends will be paid.

* The dividends will be paid in Zimbabwe Dollars at the rate quoted by Stanbic Bank Zimbabwe Limited at the prevailing exchange rate of the SA Rand against the Zimbabwe Dollar at or about 11:00 am on Friday, 6 January 2006.

By order of the Board

Barloworld Trust Company Limited
Secretaries
Per AR Holt

8 November 2005

Directors:
AJ Phillips* (Chairman), JE Gomersall* (Chief Executive Officer), O Fenn* (Chief Operating Officer), S Abdul Kader, WAM Clewlow, RH Dent, P Esterhuysen, AJ Lamprecht, MJ Shaw, J Shibambo, EP Theron, CB Thomson *British

Registered office:
180 Katherine Street, Sandton
South Africa
(PO Box 782248, Sandton, 2146
South Africa)

Transfer secretaries:
Ultra Registrars (Pty) Limited
11 Diagonal Street, Johannesburg
South Africa
(PO Box 4844, Johannesburg, 2000
South Africa)

Transfer secretaries Zimbabwe:
Corpserve (Private) Limited
4th Floor, Intermarket Centre
Corner 1st Street/Kwame Nkrumah Avenue, Harare, Zimbabwe
(PO Box 2208, Harare, Zimbabwe)

Sponsor: J.P.Morgan Equities Limited

PRETORIA PORTLAND CEMENT COMPANY LIMITED

(Registration number 1892/000667/06)

("PPC" or "the company")

JSE code : PPC

ISIN code : ZAE000005559

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that the company's 2005 Annual Report containing the annual financial statements for the year ended 30 September 2005 was posted to shareholders on Tuesday 13 December 2005 and contains no modifications to the audited results which were published on 9 November 2005. The annual financial statements were audited by Deloitte & Touche and their report is available for inspection at the company's registered office.

The one hundred and tenth annual general meeting of Pretoria Portland Cement Company Limited will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Monday 23 January 2006 at 12:00 for the purpose of conducting the business as stated in the Notice of Annual General Meeting forming part of the 2005 Annual Report.

Sandton

15 December 2005

Sponsor

JP Morgan Equities Limited

Client Ref:	

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special Resolution
(Section 200)
(To be lodged in duplicate)

R80

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2006 -02- 0 2 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company

1892/000667/06

Name of company PRETORIA PORTLAND CEMENT CO. LTD

Date notice given to members 12 December 2005 Date resolution passed 23 January 2006

Special resolution passed in terms of section 85 of the Act/*paragraph N/A

of the memorandum/*article N/A of the articles.

Copy of notice convening meeting attached.
onsent to waive period of notice of meeting (CM 26) ~~attached~~/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

SEE ANNEXURE

RECEIVED 2007 MAY -3 A 9:51 OFFICE OF INTERNATIONAL CORPORATE FINANCE

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

Rubber stamp of company, if any or of secretaries.

Date 1 February 2006 Signature
~~Director~~/Secretary/~~Manager~~

Name (in block capitals) ALAN RICHARD HOLT

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company

1892/000667/06

Name of company

PRETORIA PORTLAND CEMENT CO. LTD

Postal address ~~PO BOX 782248 SANDTON 2146~~

TO BE COLLECTED

Agent Code: BAW

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Special resolution Registered this day
2006 -02- 0 3
Date stamp of Companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
Registrar of Companies

ANNEXURE

Name of Company: PRETORIA PORTLAND CEMENT CO LTD

Registration Number: 1892/000667/06

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

RESOLVED THAT

1. The directors of the company be authorised from time to time to acquire issued shares in the ordinary share capital of the company on the JSE Limited open market at a price no greater than 10% above the weighted average of the market value for the securities for the five previous business days immediately preceding the date on which the transaction was agreed or at a bid price no greater than the current trading price of the share; and
   the purchase by any of the company's subsidiaries of shares in the company in the manner contemplated by and in accordance with the provisions of section 89 of the Companies Act, 1973, and other provisions which may be applicable.
2. The authorisation granted in terms of 1) above shall remain in force from the date of registration of this special resolution by the Registrar of Companies until the conclusion of the next annual general meeting of the company and in any event, no later than 15 months from the date on which it was passed.
3. The repurchase by the company of its own securities in terms of 1) above may not exceed 7,5% of the company's issued ordinary share capital in the aggregate in any one financial year or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate.
4. The company's intention regarding the utilisation of the authority which is sought in terms of 1) above is to continue with the share buy-back programme initiated with the sanction of shareholders on 25 January 2002.
5. The repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty.
6. That authorisation to repurchase the shares is in accordance with the company's articles of association.
7. That only one agent will effect the buyback on behalf of the company.
8. That after the repurchase has been effected the company will still comply with paragraphs 3.37 to 3.41 concerning shareholder spread requirements.
9. The company and its subsidiaries will not repurchase shares during a closed period.
10. In the event that the directors are granted general authority to buy back a maximum 7,5% of the issued share capital of PPC, or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate, it is the opinion of the directors that following such maximum repurchase of shares:

- The company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of notice issued in respect of the annual general meeting;
- The assets of the company and the group would be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;
- The ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting;
- The working capital of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting.

BARLOWORLD TRUST COMPANY LIMITED
Secretaries

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -02- 02
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

PRETORIA PORTLAND CEMENT COMPANY LIMITED
Incorporated in the Republic of South Africa
(Registration No: 1892/000667/06)
(PPC) or (the company)
JSE code: PPC
ISIN code: ZAE000005559

The one hundred and tenth annual general meeting of Pretoria Portland Cement Company Limited will be held In the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Monday, 23 January 2006 at 12:00 for the purpose of conducting the following business:

1. To receive and adopt the annual financial statements for the year ended 30 September 2005, including the directors' report and the report of the auditors.

2. To elect directors in accordance with the provisions of the company's articles of association.

   Messrs S Abdul Kader and J Shibambo, having been appointed as directors by the board during the year, are required to retire. Messrs RH Dent, P Esterhuysen, AJ Lamprecht and EP Theron are required to retire by rotation.
   All retiring directors are eligible and have offered themselves for election and re-election respectively and the nominations committee has recommended their election and re-election respectively.
   A brief curriculum vitae of each director standing for election and re-election accompanies this notice.

3. To consider and, if deemed fit, to pass with or without modification, the following ordinary resolution:

"That with effect from 1 October 2005 and in terms of article 61 of the company's articles of association, the fees payable to:

a) non-executive directors (other than the chairman) for their services be increased by R5 000 per person per annum from R85 000 to R90 000;
b) the chairman of the audit committee for services rendered be increased by R2 000 per annum from R35 000 to R37 000;
c) non-executive members of the audit committee be increased by R1 500 per person per annum from R25 000 to R26 500;
d) non-executive members of the risk management and compliance committee be increased by R1 500 per person per annum from R20 000 to R21 500;
e) non-executive members of the remuneration committee be increased by R500 per person per annum from R6 000 to R6 500;
f) non-executive members of the nominations committee be increased by R500 per person per annum from R6 000 to R6 500; and
g) the chairman for services rendered be increased by R8 000 per annum from R130 000 to R138 000."

4. To consider and, if deemed fit, to pass with or without modification, the following special resolution:

That

a) The directors of the company be authorised from time to time to acquire issued shares in the ordinary share capital of the company on the JSE Limited open market at a price no greater than 10% above the weighted average of the market value for the securities for the five previous business days immediately preceding the date on which the transaction was agreed or at a bid price no greater than the current trading price of the share; and
   the purchase by any of the company's subsidiaries of shares in the company in the manner contemplated by and in accordance with the provisions of section 89 of the Companies Act, 1973, and other provisions which may be applicable.
b) The authorisation granted in terms of (a) above shall remain in force from the date of registration of this special resolution by the Registrar of Companies until the conclusion of the next annual general meeting of the company and, in any event, no later than 15 months from the date on which it was passed.

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

c) The repurchase by the company of its own securities in terms of (a) above may not exceed 7,5% of the company's issued ordinary share capital in the aggregate in any one financial year or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate.
d) The company's intention regarding the utilisation of the authority which is sought in terms of (a) above is to continue with the share buyback programme initiated with the sanction of shareholders on 25 January 2002.
e) The repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty.
f) That authorisation to repurchase the shares is in accordance with the company's articles of association.
g) That only one agent will effect the buyback on behalf of the company.
h) That after the repurchase has been effected the company will still comply with paragraphs 3.37 to 3.41 concerning shareholder spread requirements.
i) The company and its subsidiaries will not repurchase shares during a closed period.
j) In the event that the directors are granted general authority to buy back a maximum 7,5% of the issued share capital of PPC, or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate, it is the opinion of the directors that following such maximum repurchase of shares:
   - the company and the group would be able, in the ordinary course of business, to pay its debts for a period of 12 months after the date of notice issued in respect of the annual general meeting;
   - the assets of the company and the group would be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;
   - the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
   - the working capital of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting.

Detail in regard to other JSE Listings Requirements applying to special resolution number 4

Details of the directors
Directors' details are set out on pages 28 to 30.

Directors' responsibility statement
The directors collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge, and belief there are no facts that have been omitted which would make the statement false or misleading.

Interests of directors
The interests of the directors in the share capital of the company are set out on page 139.

Major shareholders
Details of major shareholders of the company are set out on page 164.

Share capital of the company
Details of the share capital of the company are set out on page 113.

Material change
There has been no material change in the financial or trading position of the company and its subsidiaries since the date of publication of the company's annual results on 9 November 2005.

Notice of annual general meeting continued

Litigation
The company and its subsidiaries are not, and have not in the 12 months preceding the date of this notice of annual general meeting been, involved in any legal or arbitration proceedings which may have or have had a material effect on the financial position of the company and its subsidiaries, nor is the company aware of any such proceedings that are pending or threatened.

The reason for proposing the special resolution is to permit and authorise PPC to acquire its own shares and permit and authorise a subsidiary of PPC to acquire shares in PPC. The effect will be to authorise the directors to purchase shares in PPC.

5. To re-appoint Messrs Deloitte & Touche as external auditors of the company to hold office from the conclusion of the one hundred and tenth annual general meeting until the conclusion of the next annual general meeting of the company.

6. To authorise the directors to fix the remuneration of the external auditors, Messrs Deloitte & Touche, for the past year's audit.

7. To transact such other business as may be transacted at an annual general meeting.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in his/her stead.

Should shareholders who have dematerialised their PPC shares wish to attend the meeting in person, they will need to request their Central Securities Depository Participant (CSDP) or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

A form of proxy is enclosed for the use of members who hold their shares in certificated or in dematerialised "own name" form only, who wish to be represented at the meeting, or may be obtained on application to the secretaries at the company's registered address or telephone +27 11 445-1000. The attention of members is drawn to the fact that if it is to be effective, the completed form of proxy must reach the company's transfer secretaries or the registered office of the company by no later than 12:00 on Thursday, 19 January 2006.

A form of proxy is only to be completed by the shareholders that are holding shares in certificated form or recorded on subregister electronic form in "own name".

By order of the board

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

BARLOWORLD TRUST COMPANY LIMITED
Secretaries
Per AR Holt

8 November 2005

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 06/02/2006

Our Reference: 15897116
Box: **75024**
Sequence: **6**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1892/000667/06
Company Name: PRETORIA PORTLAND CEMENT COMPANY

We have received a CM26 (Special resolution) from you dated 23/01/2006.

The CM26 (1) was accepted and placed on file.

Yours truly
Registrar of Companies
TJV

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

PRETORIA PORTLAND CEMENT COMPANY LIMITED

(Registration number 1892/000667/06)

("PPC" or "the company")

JSE code : PPC

ISIN code : ZAE000005559

TRADING UPDATE - CHAIRMAN'S STATEMENT AT THE AGM

The Chairman announced at the AGM held at 12:00 at PPC today that trading conditions in the first quarter of this financial year have continued to be favourable with regional cement sales volumes ahead of our expectations. Production facilities ran at high utilisation levels and this resulted in a further improvement in the cement operating margin.

The Jupiter plant situated in Germiston, Gauteng, is on schedule to commence cement production in this quarter which will augment current industry capacity.

Contracts for the supply and erection of equipment for the "Batsweledi" expansion project at the Dwaalboom factory have been signed and are within the budgeted cost at this stage. Site establishment has commenced and the project is on track for completion in the second quarter of 2008 as planned.

In spite of Porthold in Zimbabwe experiencing very difficult conditions cash generation and profitability are ahead of expectations following stronger than anticipated sales volumes.

Lime profitability and volumes remained satisfactory and in line with expectations whilst Afripack benefited from plant efficiencies and strong cement sack sales.

All resolutions, including the special resolution to repurchase shares, were passed with the requisite majority.

Sandton
23 January 2006

Sponsor
JPMorgan Equities Limited

PRETORIA PORTLAND CEMENT COMPANY LIMITED

(Registration number 1892/000667/06)

("PPC" or "the company")

JSE code : PPC

ISIN code : ZAE000005559

TRADING STATEMENT

Net profit attributable to shareholders in the first half will benefit from a R41 million reduction in secondary tax on companies (STC) compared to the prior year due to the lower special dividend paid in January 2006.

Combined with improved trading conditions, headline earnings per share to 31 March 2006 are expected to be between 40% and 60% higher than last year. The impact of the lower STC charge on headline earnings per share for the half year is more significant than for the full year.

A further strengthening of operating cash flow is expected due to the improved trading conditions.

Sandton
23 January 2006

Sponsor
JPMorgan Equities Limited

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

CM 34

Lodgement of financial statements / Interim reports

[Section 302 (4) (a), 302 (4) (b), 306, 329 (2), (3) and (5)]

(To be lodged when company sends notice to members)

COPY

Registration No. of Company

1892/000667/06

Name of holding company PRETORIA PORTLAND CEMENT CO. LTD

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REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -03- 09
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

RECEIVED

The following documents are lodged herewith:

† ~~Annual financial statements / † group annual financial statements (in terms of section 302 (4) (a) / † 329 (5) of the Act for the financial year ended~~

† ~~Annual financial statements in terms of section 302 (4) (b) of the Act for the Financial year ended~~

† Interim report in term of section 306 / † 329 (2) of the Act for the half year ended 31 March 2006

† ~~Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~

Rubberstamp of company, if any, or of secretaries.
* N.B. - Complete if annual financial statements in respect of subsidaries are lodged.
† Delete whichever is not applicable.

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

[signature]

(To be completed by company.)

~~Lodgement of / † annual financial statements / † group annual financial statements and † annual financial statements of subsidaries / † provisional annual financial statements~~ † interim report for ~~financial year~~ / † half year ended 31 March 2006

Name of company PRETORIA PORTLAND CEMENT CO. LTD

Postal address ~~PO BOX 782248 SANDTON~~
~~2146~~

TO BE COLLECTED

Agent Code: BAW

Received
Registrar of Companies
Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies.

Pretoria Portland Cement Company Limited
(Incorporated in the Republic of South Africa)
(Company registration number 1892/000667/06)
JSE code: PPC
ISIN: ZAE 000005559

Reviewed Interim Results for the half-year ended 31 March 2006

These results and other information are available on the PPC internet website www.ppc.co.za

Financial highlights
*Continued strong growth in cement volumes
*33% growth in operating profit
*Headline earnings per share benefits from a lower STC charge
*R1,5 billion investment in capacity expansion well on track
*Further cement capacity expansion projects totalling around R3 billion being evaluated

Consolidated income statement

	Six months ended			Year ended
	31 March 2006 Reviewed Rm	31 March 2005 Restated Rm	% Change	30 Sept 2005 Restated Rm
Revenue	2 182,9	1 813,1	20	3 973,6
Cost of sales	1 185,6	1 036,4	(14)	2 175,2
Gross profit	997,3	776,7	28	1 798,4
Non-operating income	7,9	7,4		0,1
Administrative expenditure	110,6	100,5		39,7
Other operating expenditure	39,0	38,2		249,9
Operating profit	855,6	645,4	33	1 508,9
Fair value losses on financial instruments	0,6	4,2		6,9
Finance costs	24,2	31,3	23	63,6
Income from investments	32,1	43,3	(26)	84,0
Profit before exceptional items	862,9	653,2		1 522,4
Exceptional items	-	9,6		12,5
Share of associates' retained profit	-	1,7		1,4
Profit before tax	862,9	664,5	30	1 536,3
Tax	252,7	186,8	(35)	432,1
STC on dividends paid	105,9	135,1	22	150,3
Net profit for the period	504,3	342,6	47	953,9
Attributable to:				
Outside shareholders' interest	7,7	6,5		13,4
PPC Company Limited shareholders	496,6	336,1	48	940,5

	504,3	342,6	47	953,9
Net profit per share (cents)				
- basic and fully diluted	924	625	48	1 749
Ordinary shares of R1 each fully paid in issue (000)	53 761	53 761		53 761
Weighted and fully diluted average number of shares in issue during the period (000)	53 761	53 760		53 761
Dividends per share (cents)				
- special	-	-		800
- final	-	-		840
- interim	330	260	27	260
	330	260	27	1 900
Headline earnings per share (cents)				
- basic and fully diluted	922	607	52	1 724
Determination of headline earnings per share				
Net profit per share (cents)	924	625		1 749
Adjusted for (after tax):				
Profit on disposal of property, plant and equipment and intangible assets	(2)	(16)		(2)
Goodwill and other impairments	-	-		(8)
Reversal of negative goodwill	-	(2)		-
Profit on disposal of investments	-	-		(15)
Headline earnings per share (cents)	922	607		1 724

Consolidated balance sheet

	31 March 2006 Reviewed Rm	31 March 2005 Restated Rm	30 Sept 2005 Restated Rm
ASSETS			
Non-current assets	1 790,4	1 874,9	1 793,3
Property, plant and equipment	1 349,4	1 188,0	1 246,9
Intangible assets	13,4	14,8	14,1
Investment in non-consolidated subsidiary	294,5	301,7	294,5
Other non-current assets	113,9	356,3	214,2
Deferred tax assets	19,2	14,1	23,6
Current assets	1 129,8	874,5	1 461,4
Short-term investment	-	-	147,1

Inventories and receivables	920,7	741,6	722,8
Cash and cash equivalents	209,1	132,9	591,5
Total assets	2 920,2	2 749,4	3 254,7
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital and premium	867,6	867,6	867,6
Non-distributable reserves	44,6	49,1	47,0
Distributable reserves	705,7	622,0	1 091,3
Interest of shareholders of PPC	1 617,9	1 538,7	2 005,9
Outside shareholders' interest	28,7	14,0	21,0
Interest of all shareholders	1 646,6	1 552,7	2 026,9
Non-current liabilities	376,7	664,0	481,8
Deferred tax liabilities	175,8	172,7	181,7
Interest-bearing	96,0	369,8	197,1
Non-interest-bearing	104,9	121,5	103,0
Current liabilities	896,9	532,7	746,0
Short-term borrowings	97,9	104,5	160,1
Bank overdraft	307,9	-	-
Accounts payable and provisions	491,1	428,2	585,9
Total equity and liabilities	2 920,2	2 749,4	3 254,7
Net asset value per share (cents)	3 062,8	2 862,1	3 731,1

Statement of changes in shareholders' interest

	Six months ended		Year ended
	31 March 2006 Reviewed Rm	31 March 2005 Restated Rm	30 Sept 2005 Restated Rm
Interest of all shareholders			
Balance at beginning of period	2 026,9	2 338,2	2 338,2
IFRS 2 impact on equity compensation reserve - prior years	-	2,4	2,4
IFRS 2 impact on retained earnings - prior year adjustment	-	(2,4)	(2,4)
	2 026,9	2 338,2	2 338,2
Revaluation of investments (net of deferred tax)	-	-	10,2
IFRS 2 impact on equity compensation reserve	1,3	1,5	3,0
Issue of share capital	-	1,1	1,1
Foreign currency translation reserve and other movements	(4,2)	(1,8)	(10,9)
Dividends paid	(881,7)	(1 128,9)	(1 268,6)
Net profit for the period	504,3	342,6	953,9
Balance at end of period	1 646,6	1 552,7	2 026,9

Consolidated abridged cash flow statement

	Six months ended		Year ended
	31 March	31 March	30 Sept

	2006 Reviewed Rm	2005 Restated Rm	2005 Restated Rm
Cash flow from operating activities			
Operating cash flows before movements in working capital	941,3	735,0	1 644,9
Net (increase)/decrease in working capital	(118,5)	(96,2)	23,0
Cash generated from operations	822,8	638,8	1 667,9
Finance costs, investment income and realised fair value adjustments on financial instruments	7,4	7,8	13,9
Tax paid	(436,3)	(377,5)	(587,1)
Cash available from operations	393,9	269,1	1 094,7
Dividends paid	(881,7)	(1 128,9)	(1 268,6)
Net cash utilised in operating activities	(487,8)	(859,8)	(173,9)
Net cash applied to investing activities	(184,0)	(14,6)	(128,8)
Net cash generated/(utilised) from financing activities	291,6	60,8	(64,9)
Net decrease in cash and cash equivalents	(380,2)	(813,6)	(367,6)
Cash and cash equivalents at beginning of period	591,5	948,0	948,0
Effects of exchange rates on opening cash position	(2,2)	(1,5)	11,1
Cash and cash equivalents at end of period	209,1	132,9	591,5

Notes

	Six months ended		Year ended
	31 March 2006 Reviewed Rm	31 March 2005 Restated Rm	30 Sept 2005 Restated Rm
1. Profit before tax			
Depreciation included in profit before tax	79,6	81,8	155,0
2. Finance costs			
Finance costs comprise:			
Bank and other borrowings	14,6	3,7	8,2
Financial lease interest	6,3	23,3	46,6
Unwinding of discount on rehabilitation provisions	3,3	4,3	8,8
	24,2	31,3	63,6
3. Headline earnings			
Net profit attributable to shareholders of PPC	496,6	336,1	940,5
Profit on disposal of properties, Plant and equipment, investments			

and intangibles	(1,2)	(8,7)	(9,4)
Impairment of plant and equipment and intangibles	-	-	2,5
Reversal of impairment of financial assets	-	-	(5,4)
Reversal of negative goodwill	-	(1,0)	(1,0)
Tax on exceptional items	-	0,1	(0,3)
Headline earnings	495,4	326,5	926,9
4. Investments			
Listed and unlisted investments at fair value	32,6	265,3	277,6
Directors' valuation of unlisted investments	32,6	265,3	277,6
5. Borrowings	501,8	474,3	357,2
The company's borrowing powers are not restricted.			
6. Commitments			
Capital commitments	1 327,5	112,6	1 479,4
*contracted	682,9	49,6	46,0
*approved	644,6	63,0	1 433,4
Operating lease commitments	24,5	35,2	29,8
	1 352,0	147,8	1 509,2
These commitments will be met from existing cash resources and borrowing facilities available to the Group.			
7. Contingent liabilities			
Guarantees for loans, banking facilities and other obligations to third parties.	6,7	7,0	7,1

8. Non-consolidation of Portland Holdings Limited (Porthold)
The results of Porthold, a wholly owned Zimbabwean subsidiary, have in terms of the exclusions contained in IAS 27 (Revised) (Consolidated Financial Statements and Accounting for Investments in Subsidiaries) not been consolidated into the Group results as at 31 March 2006. Significant constraints impacting on the normal operation of Porthold, has resulted in the PPC Board concluding that the management does not have the ability to exercise effective control over the business and as a result, the results of Porthold have continued to be excluded from the group results in the current period. Severe restrictions are placed on the ability to access foreign currency and remit funds and as a result the investment continues to be accounted for on a fair value investment basis with dividends only being recognised to the extent they are received.

Revenue	113,0	116,8	120,9
Operating profit/(loss)	2,0	(14,0)	(5,2)
Loss before tax	(11,4)	(12,8)	(6,9)
Tax	6,5	4,3	4,9
Loss after tax	(17,9)	(17,1)	(11,8)

Total assets	599,9	847,4	408,8
Total liabilities	199,9	289,8	137,8

The effect of not consolidating Porthold was to increase headline earnings per share by 33 cents (2005: increase of 32 cents) from 889 cents to 922 cents.
Porthold's results are reflected on a hyperinflated basis, converted to South African rands at the interbank rate of exchange (ZWD 15 669 to ZAR).

9. Basis of preparation
The interim results have been prepared in accordance with IAS 34 (Interim Financial Reporting). The accounting policies used to prepare the interim financial statements are consistent with those applied in the 2005 annual financial statements and are in accordance with International Financial Reporting Standards (IFRS), except where the Group has adopted new or revised IFRS statements.
The Group has adopted the following new or revised IFRS standards in the current period, which, except for those disclosed in note 11 below, did not have a material impact on the reported results:
IFRS 2 (Share-based payment); and
IAS 27 (Revised) (Consolidated Financial Statements and Accounting for Investments in Subsidiaries).

10. JSE Limited requirements
The interim announcement has been prepared in accordance with the listings requirements of the JSE Limited.

11. Comparative information
The Group has restated the comparative information for the effects of adopting IFRS 2 (Share-based payment).
The aggregate effect of the above restatements is as follows:

	Previously stated Rm	Adjustment Rm	Restated Rm
Interest of all shareholders - 2004	2 338,2	-	2 338,2
For the six months ended 31 March 2005			
Profit before tax	666,0	(1,5)	664,5
Tax	321,9	-	321,9
Net profit	344,1	(1,5)	342,6
Interest of all shareholders	1 552,7	-	1 552,7
The effect thereof was to reduce headline earnings per share by 3 cents from 610 cents to 607 cents.			
For the year ended 30 September 2005			
Profit before tax	1 539,3	(3,0)	1 536,3

Tax	582,4	-	582,4
Net profit	956,9	(3,0)	953,9
Interest of all shareholders	2 026,9	-	2 026,9

The effect thereof was to reduce headline earnings per share by 6 cents from 1 730 cents to 1 724 cents.

12. Auditors' review
The auditors, Deloitte & Touche, have reviewed these interim results. A copy of their unqualified review opinion is available for inspection at the company's registered office.

COMMENTARY

The strong growth in the South African economy, as evidenced by booming conditions in both the residential and non-residential building sectors, together with increasing investment in public-sector infrastructure, continues to create double-digit growth in cement demand.

Group revenue increased 20% to R2,2 billion whilst operating profit rose 33% to R855,6 million.

Headline earnings per share (HEPS) increased 52% to 922 cents reflecting the benefit of a reduction of R40,3 million in the STC charge on the reduced special dividend paid in January 2006. This reduction accounted for 12% points of the HEPS improvement in the first half but will have a reduced impact on the full year's HEPS result.

Capital expenditure amounted to R187,8 million (2005: R47,0 million) and related mainly to the Dwaalboom Batsweledi expansion and Jupiter re-commissioning projects. Cash flow on the Batsweledi project will be limited in the current year with most of the expenditure spanning the next two financial years.

In view of the company's good results and strong cash flow, the directors have declared an increased interim dividend of 330 cents per share (2005: 260 cents per share).

CEMENT & AGGREGATES

South African domestic cement industry sales remained buoyant with volume growth of more than 13% over the comparable period last year. Cement demand in Botswana remained low due to the depressed construction sector, whilst exports continued at recent low levels.

In order to meet demand during this period all kilns were fully operational. Many of the older kilns carry a low depreciation charge, which increased the operating margin. However, these older kilns cannot be run cost effectively for a sustained period, and replacement will become necessary if cement demand continues to grow.

The re-commissioning of the Jupiter kiln was successfully completed in the March quarter and in a full year will provide an additional 550 000 tons of cement capacity. The Batsweledi project is progressing according to plan and within budget. Design and process changes have

increased the original estimated 1 million tons capacity to 1,25 million tons of cement per annum for the same capital expenditure.

LIME

Revenue for the period under review was impacted negatively by the downturn in world stainless steel markets. However, margins improved as the excessive price increases of rail transport and coal costs experienced in the last few years, were recovered through recently renewed long-term lime supply contracts.

PACKAGING

Afripack experienced strong demand for cement sacks but overall revenue reduced slightly due to the company exiting certain markets. However, tight cost control, combined with gains in production efficiencies and improved working capital management, resulted in margins and profitability being maintained.

ZIMBABWE

Porthold continued to experience very difficult operating and trading conditions, with continuous shortages of transport and production inputs leading to plant stoppages, impacting on our ability to supply customers. These and other circumstances continue to warrant the non-consolidation of this company's results. Despite these constraints, the company remained cash positive for the half.

PROSPECTS

Although growth in the residential sector appears to be slowing, increased investment on infrastructural projects is likely to offset this. This bodes well for future industry cement demand, which the company estimates could grow by around 12% in the current financial year. The shortage of skills and delivery of infrastructural services are increasingly proving to be a constraint in the residential construction sector. The company should, however, continue to report improved performance and strong operating cash flows for the full year.

Capacity utilisation has increased significantly over the past five years and has resulted in a high rate of earnings growth. As full capacity utilisation is approached, the rate of earnings growth may slow until the increased output from the Batsweledi project becomes available in mid 2008.

In view of the positive outlook for cement demand, the Board has approved the planning phase to expand and modernise the capacity in the Western Cape, complimenting the capacity expansion project underway in the Inland region. In addition, the planning phase of a state-of-the-art cement milling facility in the inland region is in process. Estimated capital expenditure for these two projects, if approved, could be in the region of R3 billion and would be incurred over 3 years commencing during the next financial year. The increased output resulting from these two projects will not however become available until late 2009 and 2008 respectively.

On behalf of the Board

AJ Phillips
Chairman

JE Gomersall
Chief Executive Officer

9 May 2006

Dividend announcement

Notice is hereby given that interim ordinary dividend No 203 of 330 cents per share has been declared in respect of the six months ended 31 March 2006.

This dividend will be paid out of profits as determined by the directors, to shareholders recorded as such in the register at the close of business on the record date, Friday, 2 June 2006. The last date to trade to participate in the dividend is Friday, 26 May 2006. Shares will commence trading ex-dividend from Monday, 29 May 2006.

The important dates pertaining to this dividend for shareholders trading on the JSE Limited are as follows:

Last day to trade "CUM" dividend	Friday, 26 May 2006
Shares trade "EX" dividend	Monday, 29 May 2006
Record date	Friday, 2 June 2006
Payment date	Monday, 5 June 2006

Share certificates may not be dematerialised or rematerialised between Monday, 29 May 2006 and Friday, 2 June 2006, both days inclusive.

Zimbabwe

The important dates pertaining to this dividend for shareholders trading on the Zimbabwe Stock Exchange are as follows:

Last day to register to receive the dividend	Friday, 26 May 2006
Shares trade "EX" dividend	Monday, 29 May 2006
Currency conversion date*	Friday, 2 June 2006
Payment date	Monday, 5 June 2006

The register of members in Zimbabwe will be closed from Monday, 29 May 2006 to Friday, 2 June 2006, both days inclusive, for the purpose of determining those shareholders to whom the dividend will be paid.

*The dividend will be paid in Zimbabwean dollars at the rate quoted by Stanbic Bank Zimbabwe Limited at the official market rate of the South African rand against the Zimbabwean dollar at or about 11:00 am on Friday, 2 June 2006.

By order of the Board
Barloworld Trust Company Limited
Secretaries
AR Holt
9 May 2006

Directors:
AJ Phillips* (Chairman), JE Gomersall* (Chief Executive Officer), O Fenn* (Chief Operating Officer), S Abdul Kader,

WAM Clewlow, RH Dent, P Esterhuysen, AJ Lamprecht, MJ Shaw, J Shibambo, EP Theron, CB Thomson *British

Registered office:
180 Katherine Street, Sandton
South Africa
(PO Box 782248, Sandton, 2146
South Africa)

Transfer secretaries:
Ultra Registrars (Proprietary) Limited
11 Diagonal Street, Johannesburg
South Africa
(PO Box 4844, Johannesburg, 2000
South Africa)

Transfer secretaries Zimbabwe:
Corpserve (Private) Limited
4th Floor, Intermarket Centre
Corner 1st Street/Kwame Nkrumah Avenue, Harare, Zimbabwe
(PO Box 2208, Harare, Zimbabwe)

Sponsor: J.P.Morgan Equities Limited

Pretoria Portland Cement Company Limited
(Incorporated in the Republic of South Africa)
(Company registration number 1892/000667/06)
JSE code: PPC
ISIN: ZAE 000005559

TRADING STATEMENT

Trading conditions in the second half of this financial year have continued to be favourable with cement sales volumes growing ahead of expectations. All production facilities including the re-commissioned Jupiter kiln have been in operation since May 2006 and running at high utilisation levels.

These improved trading conditions, are expected to result in both headline earnings per share and earnings per share to 30 September 2006 being between 25% and 35% higher than last year. Operating cash flow for the period has remained strong.

Whilst this performance is pleasing, cement sales volume growth over the next two years will be muted as we should operate at full capacity. The potential increase in cement sales volumes in the year ahead will be limited to about 300 000 tons derived mainly from the incremental output of the Jupiter plant.

The continued demand growth has accelerated PPC capacity expansion and plant modernisation plans and accordingly shareholders are advised that the higher levels of capital investment will impact on the declaration of special dividends over the next few years.

This financial information has not been reviewed or reported on by PPC's auditors. The audited results are expected to be released on or about 08 November 2006.

Sandton
19 September 2006

Sponsor
J.P.Morgan Equities Limited

PRETORIA PORTLAND CEMENT COMPANY LIMITED
Incorporated in the Republic of South Africa
(Registration number 1892/000667/06)
JSE code: PPC
ISIN code: ZAE00000559

MEDIA RELEASE:

Double-Digit Cement Growth Prompts Further Expansion

PPC planning a further R3bn investment to boost capacity to 2010

Double-digit cement demand growth continues according to Pretoria Portland Cement Ltd (PPC) who released their interim results for six months to March, today.

National demand growth of more than 13% over the comparable period last year has been spurred along by the buoyant domestic economy. The ongoing surge in building activity, especially in the residential sector, has been occasioned by the favourable interest rates.

"Although the growth in the residential sector appears to be slowing slightly, increased infrastructural investment should more than offset this over the next few years," said John Gomersall, chief executive officer of PPC.

These conditions bode well for future cement demand. The country's leading cement producer expects national demand to grow by around 12% for the current financial year. PPC, however, remains cautious:

"South African annual cement demand has grown by almost 50% from 9.5 million tons in 2002 to an expected 13 million tons this financial year. Consequently, PPC's capacity utilisation has increased sharply which has resulted in the recent high rate of earnings growth. While this is welcomed, it followed two decades of significant excess and un-utilised capacity with resultant low earnings and returns," says Gomersall. "However, as we approach full capacity, the rate of earnings growth may slow, until the increased output from the Batsweledi project becomes available in mid 2008," he adds.

Board approval has also been granted to accelerate the plans to expand and modernise the capacity in the Western Cape, complementing the capacity upgrades underway in the Inland region. In addition the planning phase of a significant state-of-the-art cement milling facility in the Inland region is in process.

Estimated capital expenditure for these two projects, if approved, could be in the region of R3 billion and would be incurred over 3 years commencing during the next financial year. The increased

resultant increased output won't however become available until late 2009 and 2008 respectively.

"Both of these projects will further enhance energy efficiency and environmental standards which are future trends that we need to plan for" commented Gomersall. "The extent of the cement demand growth over the last 4 years has been phenomenal. In our business, it unfortunately takes at least 4 years to plan, design, construct and commission these large capital intensive facilities. The last new production line we invested in was Dwaalboom and that was over 20 years ago" he adds.

Capital expenditure during the period under review amounted to R187, 8 million, up from R47 million in 2005 and related mainly to the Dwaalboom Batsweledi expansion and Jupiter re-commissioning projects.

Expectations are that cash flow on the Batsweledi project will remain fairly muted in the current year. The project, however, is progressing according to plan and continues within budgeted cost. Design and process changes have increased the original estimated 1 million tons capacity to 1, 25 million tons of cement per annum for the same capital expenditure.

The re-commissioning of the Jupiter kiln was successfully completed in the March quarter. In a full year it will provide an additional 550 000 tons of cement capacity

The strong market conditions resulted in group revenue increasing by 20% to R2, 2 billion and operating profit rising 33% to R855, 6 million. Cash generated from operations was up 29%.

In order to meet demand during this period all kilns were fully operational. Since many of the older kilns carry a low depreciation charge, this has resulted in a further improvement in margin. These older kilns, however, cannot be run cost effectively for a sustained period of time. "Replacement will become necessary if cement demand continues to grow," said Gomersall.

Headline earnings per share increased 52% to 922 cents, reflecting the benefit of the reduced Secondary Tax on Companies charge on the special dividend, paid in January 2006. This reduced STC charge accounted for 12% points of the HEPS improvement but will have a reduced impact on the full year HEPS result.

"PPC should continue to report improved performance and strong operating cash flows for the full year. Our challenges now are to keep all the facilities running smoothly while we press ahead with the projects as fast as is prudently possible to provide the cement required to take us through to 2010 " Gomersall concluded.

The company has declared an interim dividend of 330 cents per share.

Ends

For further information contact:

John Gomersall
PPC 011-445-1015

Orrie Fenn
PPC 011-386-9069

Graeme Coetzee
Meropa Communications

Pretoria Portland Cement Company Limited
(Incorporated in the Republic of South Africa)
(Company registration number 1892/000667/06)
JSE code: PPC
ISIN: ZAE 000005559

PPC takes action to play its role in meeting ASGISA targets

PPC Cement has concluded a contract with a large and reputable international cement company with whom it has had a long relationship, which will see PPC importing cement to complement its existing domestic volumes until its new capacity comes on stream.

It is envisaged that the growth in the construction industry, which has seen annual cement demand increase by almost 50% from 9.6 million tons in 2002, will continue until, at least 2014, when the Government's Accelerated and Shared Growth Initiative (ASGISA) is expected to achieve its target to halve poverty and unemployment.

"We are committed to playing our role in supporting the goals of ASGISA and will play a key role in doing our best to provide the effective and efficient delivery of quality cement for construction and infrastructure projects," said John Gomersall, chief executive officer of PPC.

"Our costing indicates that we will make no profit on this imported cement and we see it as a contribution to ASGISA and meeting the needs of our customers over the next year or two," continued Gomersall. "Our imports might run to several million bags over this period. One realises therefore, that this is a large and complex undertaking with long lead-times and supply lines, and foreign exchange and shipping risks," he added.

The imported product has been manufactured according to PPC Cement's specifications and will carry the SABS mark and PPC will stand behind the quality. The first shipments are due in the coming weeks.

In anticipation of the growth in cement demand, PPC Cement started working on the feasibility of its capital expansion programme over five years ago. As a result, PPC announced its Batsweledi (a Sotho word meaning "growing into the future") cement capacity expansion project in 2005. The Batsweledi project is an investment of R1.36-billion to increase PPC Cement's inland cement capacity by 1.25 million tons per annum.

Earlier this year, the pre-feasibility phase of PPC's Western Cape expansion project was approved, which should moreover assist the company in meeting the anticipated future coastal cement demand.

"We are encouraged by the fact that we completed the detailed scoping of our Batsweledi project within 18 months of Board approval and are confident that we will be ready for commissioning in 2008," concluded Gomersall.

Issued by: Meropa Communications
Graeme Coetzee
Tel: (011) 772-1000

On behalf of: PPC Cement

Contact: Orrie Fenn
Chief Operating Officer
Tel:(011) 386-9000

28 September 2006

Sponsor: J.P.Morgan Equities Limited

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

CM 34

Lodgement of financial statements / Interim reports

[Section 302 (4) (a), 302 (4) (b), 306, 329 (2), (3) and (5)]

(To be lodged when company sends notice to members)

COPY

Registration No. of Company

1892/000667/06

Name of holding company PRETORIA PORTLAND CEMENT CO. LTD

Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	2007 -02- 22
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	
Names of subsidiaries (if any)		Reg No's	

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

The following documents are lodged herewith:

† ~~Annual financial statements~~ / † group annual financial statements (in terms of section 302 (4) (a) / † 329 (5) of the Act for the financial year ended 30 September 2006

† ~~Annual financial statements in terms of section 302 (4) (b) of the Act for the Financial year ended~~

† ~~Interim report in term of section 306 / † 329 (2) of the Act for the half year ended~~

† ~~Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~

Rubberstamp of company, if any, or of secretaries.
* N.B. - Complete if annual financial statements in respect of subsidaries are lodged.
† Delete whichever is not applicable.

BARLOWORLD TRUST COMPANY LIMITED
Secretaries

(To be completed by company.)

Lodgement of / † annual financial statements /† group annual financial statements and † annual financial statements of subsidaries /† provisional annual financial statements † Interim report for financial year / † half year ended 30 September 2006

Name of company PRETORIA PORTLAND CEMENT CO. LTD

Postal address ~~PO BOX 782248 SANDTON~~ ~~2146~~

TO BE COLLECTED

Agent Code: BAW

Received
Registrar of Companies
Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies.

CM34

a member of the dti group

Date: 01/03/2007

Our Reference: 16460916
Box: **86463**
Sequence: **42**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1892/000667/06
Company Name: PRETORIA PORTLAND CEMENT COMPANY

We have received a CM34 (Lodgment of financial statements, interim reports or provisional reports) from you dated 30/09/2006.

The CM34 was accepted and placed on file.

Yours truly
Registrar of Companies
WLI

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Pretoria Portland Cement Company Limited
(Incorporated in the Republic of South Africa)
(Company registration number 1892/000667/06)
JSE code: PPC ISIN: ZAE000005559

Audited preliminary report
for the year ended 30 September 2006

Financial highlights

- Strong growth in cement sales volumes
- Operating profit increases 23% to R1,9 billion
- Cash generated from operations exceeds R2 billion
- Ordinary dividend up 30%
- Special dividend of 770 cents per share

Consolidated income statement

	Year ended 30 Sept 2006 Audited Rm	30 Sept 2005 Audited Restated Rm	% Change
Continuing operations			
Revenue	4 686,4	3 973,6	18
Cost of sales	2 520,8	2 175,2	(16)
Gross profit	2 165,6	1 798,4	20
Non-operating income	1,3	0,1	
Administrative expenditure	42,7	39,7	
Other operating expenditure	263,0	249,9	
Operating profit	1 861,2	1 508,9	23
Fair value losses on financial instruments	(0,2)	(6,9)	
Finance costs	51,9	63,6	18
Income from investments	67,2	84,0	(20)

Profit before exceptional items	1 876,3	1 522,4	23
Exceptional items	0,4	12,5	
Share of associates' retained profit	-	1,4	
Profit before tax	1 876,7	1 536,3	23
Tax	542,9	432,1	(26)
STC on dividends paid	127,5	150,3	15
Net profit from continuing operations	1 206,3	953,9	26
Discontinued operations			
Net profit from discontinued operations	8,0	-	
Net profit	1 214,3	953,9	27
Attributable to:			
Outside shareholders' interest	-	13,4	
PPC Company Limited shareholders	1 214,3	940,5	29
	1 214,3	953,9	27
Net profit per share (cents)			
From continuing and discontinued operations			
- basic and fully diluted	2 259	1 749	29
From continuing operations			
- basic and fully diluted	2 243	1 749	
Ordinary shares of R1 each fully paid in issue (000)	53 761	53 761	
Weighted and fully diluted average number of shares in issue during the period (000)	53 761	53 761	
Dividends per share (cents)			
- special	770	800	(4)
- final	1 100	840	31
- interim	330	260	27
	2 200	1 900	16

Condensed consolidated balance sheet

	30 Sept 2006 Audited Rm	30 Sept 2005 Audited Restated Rm
ASSETS		
Non-current assets	1 816,6	1 793,3
Property, plant and equipment	1 413,6	1 246,9
Intangible assets	14,2	14,1
Investment in non-consolidated subsidiary	289,8	294,5
Other non-current assets	99,0	214,2
Deferred tax assets	-	23,6
Current assets	2 538,9	1 461,4
Short-term investments	97,9	147,1
Inventories and receivables	829,3	722,8
Asset classified as held-for-sale	129,7	-
Cash and cash equivalents	1 482,0	591,5
Total assets	4 355,5	3 254,7
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital and premium	867,6	867,6
Non-distributable reserves	90,9	52,4
Retained profit	1 244,8	1 085,9
Interest of shareholders of PPC	2 203,3	2 005,9
Outside shareholders' interest	-	21,0
Interest of all shareholders	2 203,3	2 026,9
Non-current liabilities	364,3	481,8
Deferred tax liabilities	174,0	181,7
Interest bearing	83,0	197,1
Non-interest bearing	107,3	103,0
Current liabilities	1 787,9	746,0
Short-term borrowings	982,6	160,1
Liabilities directly associated with asset		

held-for-sale	112,1	-
Accounts payable and provisions	693,2	585,9
Total equity and liabilities	4 355,5	3 254,7
Net asset value per share (cents)	4 098,3	3 731,1

Condensed statement of changes in shareholders' interest

	Year ended	
	30 Sept 2006 Audited	30 Sept 2005 Audited Restated
	Rm	Rm
Interest of all shareholders		
Balance at beginning of year	2 026,9	2 338,2
Revaluation of investments (net of deferred tax)	(0,6)	10,2
IFRS 2 impact on equity compensation reserve	1,3	3,0
Issue of share capital	-	1,1
Foreign currency translation reserve and other movements	(15,2)	(10,9)
Cash flow hedge reserve (net of deferred tax)	35,7	-
Dividends paid	(1 059,1)	(1 268,6)
Net profit for the year	1 214,3	953,9
Balance at end of year	2 203,3	2 026,9

Condensed consolidated cash flow statement

	Year ended	
	30 Sept 2006 Audited	30 Sept 2005 Audited Restated
	Rm	Rm
Cash flow from operating activities		
Operating cash flows before movements in		

working capital	2 039,4	1 644,9
Net (increase)/decrease in working capital	(8,3)	23,0
Cash generated from operations	2 031,1	1 667,9
Finance costs and investment income	15,3	13,9
Tax paid	(608,0)	(587,1)
Cash available from operations	1 438,4	1 094,7
Dividends paid	(1 059,1)	(1 268,6)
Net cash generated from/(utilised) in operating activities	379,3	(173,9)
Net cash applied to investing activities	(243,0)	(128,8)
Net cash generated from/(utilised in) financing activities	760,8	(64,9)
Net increase/(decrease) in cash and cash equivalents	897,1	(367,6)
Cash and cash equivalents at beginning of year	591,5	948,0
Effects of exchange rates on opening cash position	1,1	11,1
Deconsolidation of subsidiary company	(7,7)	-
Cash and cash equivalents at end of year	1 482,0	591,5

Notes

	Year ended	
	30 Sept 2006 Audited	30 Sept 2005 Audited Restated
	Rm	Rm
1. Profit before tax		
Included in profit before tax is:		
Depreciation	165,1	155,0
2. Finance costs		
Finance costs comprise:		
Bank and other borrowings	18,5	8,2
Financial lease interest	26,5	46,6

Unwinding of discount on rehabilitation provisions	6,9	8,8
	51,9	63,6
3. Headline earnings per share (cents)		
- basic and fully diluted	2 260	1 724
Determination of headline earnings per share		
Net profit per share (cents)	2 259	1 749
Adjusted for (after tax):		
Loss/(profit) on disposal of property, plant and equipment and intangibles	1	(2)
Goodwill and other impairments	-	(8)
Profit on disposal of investments	-	(15)
Headline earnings per share (cents)	2 260	1 724
Headline earnings		
Net profit attributable to shareholders of PPC	1 214,3	940,5
Loss/(profit) on disposal of properties, plant and equipment, investments and intangibles	0,3	(9,4)
Goodwill and other impairments	-	(3,9)
Tax on exceptional items	-	(0,3)
Headline earnings	1 214,6	926,9

4. Asset classified as held-for-sale

During the 2004 financial year, PPC sold 75% of its share in Afripack (Pty) Limited (Afripack), to a black empowerment and management consortium. The purchase price was funded via PPC's subscription to redeemable preference shares and cash proceeds. Afripack continued to be consolidated into PPC's group results, in terms of IAS 27 (Revised) Consolidated and Separate Financial Statements as PPC management continued to have effective control of Afripack until the preference shares were redeemed in October 2006.

In line with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), due to the preference share redemption, Afripack has been consolidated as an asset classified as held-for-sale and comparative

information has not been restated. The results of Afripack as at 30 September 2006 were as follows:

Revenue	177,0	
Operating profit	43,9	
Assets:		
Non-current assets	51,3	
Property, plant and equipment	51,1	
Intangible assets	0,2	
Current assets	78,4	
Inventories	23,0	
Trade and other receivables	27,5	
Cash and cash equivalents	27,9	
Total assets	129,7	
Liabilities:		
Non-current liabilities	47,0	
Interest bearing	3,2	
Non-interest bearing and other non-current liabilities	35,6	
Deferred tax liabilities	8,2	
Current liabilities	65,1	
Trade and other payables	60,4	
Tax payable	4,7	
Total liabilities	112,1	
5. Investments		
Unlisted investments at fair value	129,9	277,6
Directors' valuation of unlisted investments	129,9	277,6
6. Borrowings	1 065,6	357,2
The company's borrowing powers are not restricted.		
7. Commitments		
Capital commitments	1 298,8	1 479,4
- contracted	668,2	46,0
- approved	630,6	1 433,4
Operating lease commitments	27,2	29,8

	1 326,0	1 509,2

These commitments will be met from existing cash resources and borrowing facilities available to the group.

8. Contingent liabilities

Guarantees for loans, banking facilities and other obligations to third parties.	6,7	7,1

9. Non-consolidation of Portland Holdings Limited (Porthold)

The results of Porthold, a wholly-owned Zimbabwean subsidiary, have not been consolidated into the group as at 30 September 2006. There are significant constraints impacting on the normal operation of Porthold and the PPC board concluded that management does not have the ability to exercise effective control over the business. In view of the circumstances, the results of Porthold have continued to be excluded from the group results in the current year and have been accounted for on a fair value investment basis.

The summarised results of Porthold, adjusted for hyperinflation and converted into rands were:

	Year ended	
	30 Sept 2006 Rm	30 Sept 2005^ Rm
Revenue	409,5	305,7
Operating profit/(loss)	30,3	(13,3)
Loss before tax	(34,0)	(17,4)
Tax	(2,6)	12,4
Loss after tax	(31,4)	(29,8)
Total assets	972,0	1 033,9
Total liabilities	322,9	348,5

The effect of not consolidating Porthold was to increase headline earnings per share for the year by 59 cents (2005: increase by 55 cents) from 2 201 cents to 2 260 cents. Porthold's results are reflected on a hyperinflated basis, converted to South African rand at the interbank rate of exchange (ZWD33,6 to ZAR).

^ Restated for the effects of applying hyperinflationary accounting.

10. Basis of preparation

This preliminary report has been extracted from the audited group annual financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) on a basis consistent with the prior year, except as disclosed in note 12.

For a better understanding of the group's financial position, the results of its operations and cash flows for the year, this summarised preliminary report of annual results should be read in conjunction with the annual financial statements from which this summarised preliminary announcement of annual results was derived.

The group has adopted the following new or revised IFRSs in the current period, which, except for those disclosed in note 12 below, did not have a material impact on the reported results:

IFRS 2 Share-based Payment; IAS 27 (Revised) Consolidated and Separate Financial Statements; IAS 19 (Revised) Employee Benefits; IFRS 6 Exploration for and Evaluation of Mineral Resources;

IFRIC 8 Scope of IFRS 2; IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; IFRIC 6 Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment; IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies and IFRIC 9 Reassessment of Embedded Derivatives.

11. JSE Securities Exchange Limited requirements

The final announcement has been prepared in accordance with the listings requirements of the JSE Limited.

12. Comparative information

The group has restated the comparative information for the effects of adopting IFRS 2 (Share-based Payment).

The aggregate effect of the above restatement is as follows:

	Previously stated	Adjusted	Restated
	Rm	Rm	Rm

For the year ended 30 September 2005			
Profit before tax	1 539,3	(3,0)	1 536,3
Tax	582,4	-	582,4
Net profit	956,9	(3,0)	953,9
Interest of all shareholders	2 026,9	-	2 026,9

The effect thereof was to reduce headline earnings per share by 6 cents from 1 730 cents to 1 724 cents.

13. Segmental analysis

The board considers the cement operations to be the predominant activity of the company, as a result, no segmental reporting has been included.

14. Auditors' review

The auditors, Deloitte & Touche, have issued their opinion on the group's financial statements for the year ended 30 September 2006. A copy of their unmodified report is available for inspection at the company's registered office.

Commentary

The South African economy continued to exhibit strong growth which was mirrored in both the residential and non-residential construction sectors. PPC benefited from these buoyant market conditions with cement volumes achieving record levels.

Group revenue increased 18% to R4,7 billion whilst operating profit rose 23% to R1,9 billion.

Finance costs decreased from last year due to reduced finance lease interest charges offset by costs on increased borrowings. Income from investments was lower than the previous year due to lower dividend income from unlisted investments.

In October 2006 the vendor funding provided to the purchasers of Afripack (Pty) Ltd was settled, one year earlier than provided for in the empowerment deal entered into during 2004. Consequently that company's results have been accounted for as discontinued operations and the assets and liabilities reflected as "held-for-sale" in terms

of accounting standard IFRS 5. PPC's 25% holding in the company will in future be equity accounted as an associate company.
The effective tax rate has reduced to 35,9% owing to a lower STC charge being incurred on the reduced dividend paid in January 2006.
Headline earnings per share increased by 31% to 2 260 cents per share.
The impact of the STC charge on special dividends was 100 cents per share (2005: 175 cents per share).
Capital expenditure amounted to R395,0 million (2005: R180,6 million) and related mainly to the Batsweledi expansion and Jupiter re-commissioning projects.
In view of the company's good results and current strong cash position, the directors have declared an increased final dividend of 1 100 cents per share (2005: 840 cents per share) and a special dividend of
770 cents per share (2005: 800 cents per share).
After winning the Deloitte/Financial Mail "Best Company To Work For" survey in 2005, PPC was voted third overall in the 2006 survey, and maintained its position as overall winner in the manufacturing category for the fourth consecutive year.

CEMENT

Regional cement sales volumes grew 17% over last year. All production units were fully operational, including the Jupiter kiln, which was re-commissioned in the March quarter. It provided much needed additional capacity in the second half of the year.
Operating older kiln lines resulted in higher costs. Logistics expenses also increased, due to the increased complexity in the movement of product to our customers. This additional expenditure put pressure on the profit margin.
The Batsweledi project, which will add 1,2 million tons of cement capacity, is progressing according to plan and within budget. Until the new capacity comes on line in mid-2008, cement will be imported to supplement local supply during periods of high demand. This is not expected to have a material effect on earnings.

OTHER OPERATIONS

Lime revenue and operating profit improved following the renegotiation of long-term supply agreements and higher volumes in the steel sector. Aggregate operations reflected excellent volume and profit growth.

ZIMBABWE

Despite very difficult operating and trading conditions, Porthold remained cash positive for the year. Increasingly restrictive practices on foreign currency, pricing and ongoing shortages of transport and production inputs, impact on our ability to exercise effective control and justify the continued non-consolidation of this company's results.

BROAD BASED BLACK ECONOMIC EMPOWERMENT (BBBEE) SOCIAL TRANSFORMATION

The board has formed a BBBEE and Transformation Committee to which directors appropriate to this important process have been appointed. The committee will initially focus on the implementation of the company's BBBEE ownership plans. Advisors have been appointed to assist the company on this matter.

BOARD APPOINTMENT

Mr DG Wilson was appointed to the board effective 7 November 2006.

PROSPECTS

The high rate of earnings growth achieved over the past few years is unlikely to resume until additional capacity from the Batsweledi project becomes available. In the meantime, increased cement demand will be supplied through imported product, at little or no margin. Infrastructural investment and increased building activity as the 2010 World Cup deadline approaches bode well for future cement demand. However, rises in interest rates could moderate activity in the middle and upper income residential construction sectors.

The pre-feasibility study of capacity requirements in the Western Cape is progressing well and a proposal will be presented to the board by August 2007. A modern cement milling facility in the Inland region at a cost of around R600 million has reached final planning phase and a proposal will be presented to the board in the first calendar quarter of 2007.

These projects and the Batsweledi capacity expansion will span a period of 3 to 4 years. During this period higher borrowing levels are likely to occur and shareholders are reminded that the increased levels of capital investment will impact on the declaration of further special dividends.

Continuing positive market conditions should enable the company to report improved performance and strong operating cash flows in 2007. Shareholders are also reminded that the first half earnings will bear the full impact of STC on both the final and special dividends.

On behalf of the board

AJ Phillips	JE Gomersall
Chairman	Chief Executive Officer
7 November 2006	

Dividend announcement

Notice is hereby given that the following dividends have been declared in respect of the year ended 30 September 2006.

- number 204 (final dividend) of 1 100 cents per share
- number 205 (special dividend) of 770 cents per share

These dividends will be paid out of profits as determined by the directors, to shareholders recorded as such in the register at the close of business on the record date Friday, 5 January 2007. The last date to trade to participate in the dividends is Friday, 29 December 2006. Shares will commence trading ex dividends from Tuesday, 2 January 2007.

The important dates pertaining to these dividends for shareholders trading on the JSE Limited are as follows:

Last day to trade "CUM" dividends	Thursday, 28 December 2006
Shares trade "EX" dividends	Friday, 29 December 2006
Record date	Friday, 5 January 2007
Payment date	Monday, 8 January 2007

Share certificates may not be dematerialised or rematerialised between Friday, 29 December 2006 and Friday, 5 January 2007, both days inclusive.

Zimbabwe

The important dates pertaining to these dividends for shareholders trading on the Zimbabwe Stock Exchange are as follows:

Currency conversion date*	Friday, 5 January 2007
Shares trade "EX" dividends	Friday, 29 December 2006
Last day to register to receive the dividends	Friday, 5 January 2007
Payment date	on or shortly after Monday, 8 January 2007

The register of members in Zimbabwe will be closed from Friday, 29 December 2006 to Friday, 5 January 2007, both days inclusive, for the purpose of determining those shareholders to whom the dividends will be paid.

* The dividends will be paid in Zimbabwe dollars at the rate quoted by Stanbic Bank Zimbabwe Limited as the official market buying rate of the SA rand against the Zimbabwe dollar at or about 11:00 on Friday, 5 January 2007 or the first business day thereafter on which foreign currency dealings are transacted.

By order of the board

Barloworld Trust Company Limited

Secretaries

Per AR Holt

7 November 2006

Directors

AJ Phillips* (Chairman), JE Gomersall* (Chief Executive Officer), O Fenn* (Chief Operating Officer), S Abdul Kader, WAM Clewlow, RH Dent, P Esterhuysen, AJ Lamprecht, MJ Shaw, J Shibambo, EP Theron, CB Thomson *British

Registered office
180 Katherine Street, Sandton
South Africa
(PO Box 782248, Sandton 2146
South Africa)

Transfer secretaries
Link Market Services SA (Pty) Limited
11 Diagonal Street, Johannesburg
South Africa
(PO Box 4844, Johannesburg, 2000
South Africa)

Transfer secretaries Zimbabwe
Corpserve (Private) Limited
4th Floor, Intermarket Centre
Corner 1st Street/Kwame Nkrumah
Avenue, Harare, Zimbabwe
(PO Box 2208, Harare, Zimbabwe)

These results and other information are available on the PPC internet website www.ppc.co.za

Sponsor: J.P. Morgan Equities Limited

PRETORIA PORTLAND CEMENT COMPANY LIMITED
Incorporated in the Republic of South Africa
(Registration number 1892/000667/06)
("PPC" or "the company")
JSE code : PPC
ISIN code : ZAE000005559

DIRECTORATE CHANGE

The board of directors of Pretoria Portland Cement Company Limited ("PPC"), a Barloworld Limited subsidiary, is pleased to announce the following appointment to the board of directors with effect from 7 November 2006:

Mr Donald Wilson is appointed as a non-executive director of the company. Mr Wilson was appointed to the Barloworld Limited board of directors on 29 September 2006.

Sandton
8 November 2006

Sponsor: JP Morgan

Pretoria Portland Cement Company Limited
(Incorporated in the Republic of South Africa)
(Company registration number 1892/000667/06)
JSE code: PPC ISIN: ZAE000005559

STRONG CEMENT GROWTH DRIVES FURTHER EXPANSION

Sustained double digit growth in cement demand has resulted in the domestic industry reaching full capacity according to Pretoria Portland Cement Ltd (PPC) who released their full year results to September, today.

Commenting on the results John Gomersall, chief executive officer of PPC said, "Regional cement sales grew 17% year-on-year and boosted market share as PPC supplied an increased customer base. Both the residential and non-residential construction sectors continued to exhibit strong growth. Consequently, the buoyant market conditions have driven cement demand to record levels. The South African together with neighboroughing states cement consumption is now at the same level as the United Kingdom," he added

At the interim stage Gomersall warned that as the company reached full capacity, earnings growth would slow until the increased output from expansion projects becomes available. Today Gomersall reiterated that the earnings growth achieved over the past few years is unlikely to resume until additional capacity from the Batsweledi project becomes available.

"Owing to the increased demand, all production units, including the Jupiter kiln which was re-commissioned in March, were fully operational, providing the much needed additional capacity in the second half," said Gomersall.

PPC cautioned, however that operating older kiln lines resulted in higher operated costs. In addition logistics costs had also increased due to the increased complexity in the movements of product to keep customers supplied. These additional costs put some pressure on cement margins.

Capital expenditure amounted to R395.0 million (2005: R180.6 million) and related mainly to the Batsweledi expansion and Jupiter projects.

"The Batsweledi project which will add 1.2 million tons of cement capacity is progressing according to plan," said Gomersall. The planning phase to expand and modernise the capacity in the Western Cape at Riebeeck West is progressing well and I anticipate that this proposal will be presented to the Board by August 2007. The R600 million state-of-the-art cement milling facility at our Hercules plant in Pretoria to serve the Inland region, has reached the final planning phase and this proposal is likely to be presented to the Board in the first calendar quarter of 2007,. The Environmental Impact Assessment processes for both these projects are in full swing," he stated.

The strong market conditions resulted in group revenue increasing by 18% to R4.7 billion whilst operating profit rose 23% to R1.9 billion and headline earnings per share increased by 31% to 2260 cents per share.
In a further display of commitment to its empowerment initiatives, PPC announced the formation of a Broad Based Black Economic Empowerment

(BBBEE) and Transformation Committee. The initial focus of the committee will be on the company's implementation of its BBBEE ownership plans.

Commenting on PPC's prospects Gomersall said that infrastructural development and increased construction activity ahead of 2010 bodes well for cement demand. Nonetheless, the middle and upper residential construction sectors could experience a slow down following the recent interest rate hikes.

PPC however cautioned that expenditure on Batsweledi and the two other expansion projects if approved, would necessitate increased levels of capital investment and borrowing and would likely impact on the declaration of further special dividends.

In view of the good results and surplus cash position, the company has declared a final dividend of 1100 cents per share (2005: 840 cents per share) and a special dividend of 770 cents per share (2005:800 cents per share).

For further information contact:

John Gomersall
Barloworld: 011-445-1015

Orrie Fenn
PPC: 011-386-9069

Sandton
8 November 2006

Sponsor: JPMorgan Equities Limited

CM 29

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art. 218(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 218(2), 276, 325(1), 322(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

TO BE COLLECTED

Agent Code: BAW

Registrasie No. van Maatskappy
Registration No. of Company

1892/000667/06

COPY

PRETORIA PORTLAND CEMENT CO. LTD
PO BOX 782248
SANDTON

2146

Opgawe van besonderhede soos op/
Return of Particulars as at 21 November 2006

Verklaring / Statement

Ek, ______________________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, en dat daar volgens die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie.

I, ALAN RICHARD HOLT
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, and that according thereto the directors or officers are not disqualified under section 218 or 219.

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

Onderteken
Signed [signature]

Datum:
Date: 21 November 2006

REGISTRATEUR ... EN VAN BESLOTE ... 2006 -11- 30 REGISTRAR OF COMPANIES AND OF CLOSE ...

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED — **PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS**

1. Van/Surname	WILSON
2. Volle voorname/Full forenames	DONALD GERT
Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 5 7 0 2 2 4 5 0 5 3 0 8 3
5. (a) Datum van aanstelling/Date of appointment	7 November 2006
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
7. Besigheidadres/Business address	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2146
8. Posadres/Postal address	P O BOX 782248, SANDTON, 2146
9. Nasionaliteit/Nationality	SOUTH AFRICAN
(Indien nie Suid-Afrikaans nie/If not South African)	
10. Beroep/Occupation	CHARTERED ACCOUNTANT
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	New Appointment - 7 November 2006

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1892/000667/06

1.:	ABDUL KADER
2.:	SALIM
3.:	
4.:	Jaar Maand Dag / Year Month Day: 7 0 0 2 1 0 5 1 1 4 0 8 5
5.: (a)	5 May 2005
(b)	Director
6.:	3 FLAME CRESCENT, DOWERGLEN EXT 3, EDENVALE, 1609
7.:	PPC BUILDING, BARLOW PARK EXTENSION, 180 KATHERINE STREET, SANDTON 2199
8.:	PO BOX 787416, SANDTON 2146
9.:	SOUTH AFRICAN
10.:	ORGANISATIONAL PERFORMANCE DIRECTOR
11.:	Yes
12.:	No Change

1.:	CLEWLOW
2.:	WARREN ALEXANDER MORTEN
3.:	
4.:	Jaar Maand Dag / Year Month Day: 3 6 0 7 1 3 5 0 6 5 0 8 3
5.: (a)	1 November 1993
(b)	Director
6.:	186 BRYANSTON DRIVE BRYANSTON SANDTON
7.:	BARLOWORLD CORPORATE 180 KATHERINE STREET SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -11- 30
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1.:	DENT
2.:	ROBERT HARLEY
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 1 1 0 1 2 0 5 0 4 1 0 8 1
5.: (a)	5 August 1993
(b)	Director - Strategic Projects
6.:	122 NINTH STREET, LINDEN 2195
7.:	PPC BUILDING, BARLOW PARK EXTENSION, 180 KATHERINE STREET, SANDTON 2196
8.:	PO BOX 787416 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CHEMIST
11.:	Yes
12.:	No Change

1.:	ESTERHUYSEN
2.:	PETER
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 6 0 5 2 8 5 1 4 9 0 0 2
5.: (a)	1 December 2003
(b)	Director - Finance & Admin
6.:	116 JOHANNES STREET, FAIRLAND 2195
7.:	PPC BUILDING, BARLOW PARK EXTENSION, 180 KATHERINE STREET, SANDTON 2196
8.:	PO BOX 787416 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

1.:	FENN
2.:	ORRIE
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 4 0 8 1 9 5 2 3 0 1 0 2
5.: (a)	5 March 2004
(b)	Director
6.:	27 MOUNT STREET, BRYANSTON 2021
7.:	PPC BUILDING, BARLOW PARK EXTENSION, 180 KATHERINE STREET, SANDTON 2196
8.:	PO BOX 787416, SANDTON 2146
9.:	BRITISH
10.:	ENGINEER
11.:	Yes
12.:	No Change

1.:	GOMERSALL
2.:	JOHN EDWARD
3.:	
4.:	Jaar Maand Dag / Year Month Day: 4 6 0 9 0 8 5 1 1 9 1 8 2
5.: (a)	27 January 1992
(b)	Chief Executive Officer
6.:	63 MOUNT STREET, BRYANSTON 2021
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	BRITISH
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	LAMPRECHT
2.:	ANDRE JACOBUS
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 2 0 9 1 9 5 1 2 6 0 8 3
5.: (a)	7 November 1997
5.: (b)	Director
6.:	227 - 7TH STREET, CHARTWELL 2055
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	SOUTH AFRICAN
10.:	ADVOCATE
11.:	Yes
	No Change

1.:	PHILLIPS
2.:	ANTHONY JOHN
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 6 0 6 0 6 5 0 2 8 0 8 6
5.: (a)	5 May 2004
5.: (b)	Chairman
6.:	15 CRESCENT DRIVE, WESTCLIFF, JOHANNESBURG 2193
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248, SANDTON 2146
9.:	BRITISH
10.:	Chief Executive Officer
11.:	Yes
12.:	No Change

1.:	SHAW
2.:	MARTIN JOHN
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 3 8 0 9 1 3 5 0 5 1 0 8 5
5.: (a)	2 July 2001
5.: (b)	Director
6.:	815 CENTRE ROAD, MORNINGSIDE, SANDTON
7.:	AS HOME
8.:	PO BOX 785056 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
	No Change

1.:	SHIBAMBO
2.:	JOE
3.:	REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
4.:	Jaar Year / Maand Month / Dag Day: 4 8 0 1 0 3 5 6 4 2 0 8 8
5.: (a)	5 May 2005
5.: (b)	Director
6.:	49 MEADWAY, KELVIN, SANDTON
7.:	209 SMIT STREET, LUC'S BUILDING, BRAAMFONTEIN JOHANNESBURG
8.:	PO BOX 256 KELVIN 2054
9.:	SOUTH AFRICAN
10.:	DIRECTOR
11.:	Yes
12.:	No Change

1.:	THERON
2.:	EDWARD PHILCOX
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 1 0 4 1 7 5 0 1 6 0 0 1
5.: (a)	13 May 1996
5.: (b)	Director
6.:	23 WESTCLIFF ROAD, HERMANUS 7200
7.:	C/O STANDARD BANK CENTRE 9TH FLOOR - EXECUTIVE SUITE 5 SIMMONDS STREET JOHANNESBURG 2001
8.:	P O BOX 2158, HERMANUS 7200
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	THOMSON
2.:	CLIVE BRADNEY
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 6 0 5 3 1 5 0 1 5 0 8 1
5.: (a)	5 May 2004
5.: (b)	Director
6.:	188 BRYANSTON DRIVE, BRYANSTON, SANDTON
7.:	BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.:	P O BOX 782248 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CHARTERED ACCOUNTANT
11.:	Yes
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1892/000667/06

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

B. Ouditeur / Auditor

1. Naam/Name	DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment	25 January 2002
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -11- 30
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes /
Return of particulars of company's register of directors, auditors and officers

Gedateer
Dated 21 November 2006

Naam van maatskappy
Name of company PRETORIA PORTLAND CEMENT CO. LTD

Posadres
Postal address ~~PO BOX 782248 SANDTON~~

~~2146~~

MAATSKAPPYE ... BESLOTE KORPORASIES
2006 -11- 30

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

TO BE COLLECTED

Agent Code: BAW

Registrasie No. van maatskappy
Registration No. of company

1892/000667/06

C. Beamptes en Plaaslike Bestuurders/Officers and local Managers

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/
KEY TO PERSONAL PARTICULARS REQUIRED

PERSOONLIKE BESONDERHEDE
PERSONAL PARTICULARS

1. Van / Surname	BARLOWORLD TRUST COMPANY LTD
2. Volle voorname/ Full Forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day
5. (a) Datum van aanstelling/Date of appointment	1 July 1997
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	1964/004845/06
7. Woonadres/Residential Address	
8. Besigheidadres/Business address	PO BOX 782248 SANDTON 2146
9. Posadres/Postal address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STR. SANDTON 2196
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
Beroep/Occupation	
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	No
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -11- 30
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

CM29

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 08/12/2006

Our Reference: 16354889
Box: **84210**
Sequence: **53**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1892/000667/06
Company Name: PRETORIA PORTLAND CEMENT COMPANY

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 21/11/2006.

The CM29 was accepted and placed on file.

The following change was effected:
Change Record
Surname = WILSON
First Names = DONALD GERT
Status = Active

Yours truly

Registrar of Companies
TMO

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

PRETORIA PORTLAND CEMENT COMPANY LIMITED
Incorporated in the Republic of South Africa
(Registration number 1892/000667/06)
("PPC" or "the company")
JSE code: PPC
ISIN code: ZAE000005559

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

AUDITED RESULTS

Shareholders are advised that the company's 2006 Annual Report containing the annual financial statements for the year ended 30 September 2006 was posted to shareholders on Friday 15 December 2006 and contains no modifications to the audited results which were published on 8 November 2006. The annual financial statements were audited by Deloitte & Touche and their report is available for inspection at the company's registered office.

NOTICE OF ANNUAL GENERAL MEETING

The one hundred and eleventh annual general meeting of Pretoria Portland Cement Company Limited will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Tuesday 23 January 2007 at 12:00 for the purpose of conducting the business as stated in the Notice of Annual General Meeting forming part of the 2006 Annual Report.

Sandton
18 December 2006

Sponsor
JP Morgan Equities Limited

BAW/ PPC - Barloworld/ PPC - Actions following completion of strategic review

Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAW
NSX Code: BWL
ISIN code: ZAE000026639
("Barloworld")

Pretoria Portland Cement Company Limited
Incorporated in the Republic of South Africa
(Registration number 1892/000667/06)
("PPC" or "the company")
JSE code: PPC
ISIN code: ZAE000005559

Joint announcement by Barloworld Limited and Pretoria Portland Cement Company Limited ("PPC"): Actions following completion of strategic review

In the 2006 Barloworld annual report released today, Warren Clewlow, Chairman of Barloworld, said that the Board has conducted a comprehensive review of both the structure and strategic direction of the Group during the past year.

To that end, Barloworld and PPC announce the following strategic actions and management changes:

Unlocking Barloworld shareholder value

Subject to shareholder and regulatory approval and other consents that might be necessary, PPC will be unbundled from Barloworld during 2007. This will further improve the focus of the Group and will unlock value for Barloworld shareholders in the near term. It will also greatly enhance tradability and free-float of PPC shares.

Addressing areas of underperformance at Barloworld

The underperformance of certain businesses has been receiving priority attention during 2006. Action by management has already been taken in this regard as evidenced by the sales of the Steel Tube Division and the UK and US leasing books of Barloworld Industrial Distribution.

To improve returns further, Barloworld is currently undertaking other disposals including part of Coatings Australia and the Scientific Division. The restricted tender process to dispose of Melles Griot is at an advanced stage and completion of the deal is expected in the next few months. Several options are being considered for the Laboratory business and the chosen option will be implemented in 2007.

Proceeds from the disposal of assets will be returned to shareholders. R1 billion emanating mainly from the recent disposals will be returned to shareholders in an optimal manner by the end of March 2007. This will be in addition to the Barloworld dividend of approximately R900 million for the year ended 30 September 2006. The capital structure will be reviewed on an ongoing basis. At all times the capital structure of the Group should take into consideration the requirements of, and commitments to, its franchise principals.

Future leadership

At Barloworld, Tony Phillips, who has been with the Group for 39 years and CEO for the last eight years, has decided that this is an opportune time to step down from his position as CEO. Clive Thomson, currently CEO of Barloworld Equipment and former Finance Director of the Group, succeeds Tony Phillips as CEO of Barloworld. He will retain his current direct responsibilities for the Equipment Division. The operating divisions reporting to the CEO will be run by Andre Lamprecht (Coatings), Martin Laubscher (Motor), John Blackbeard

(Scientific) and Brandon Diamond (Industrial Distribution). Peter Surgey will be responsible for Corporate Office and Group Administration. Don Wilson, who was recently appointed Finance Director, will continue in that role.

At PPC, John Gomersall will continue as CEO. Following his decision to stand down as CEO of Barloworld, Tony Phillips will also relinquish his position as Chairman of PPC after the PPC Annual General Meeting to be held on 23rd January 2007. It is the PPC Board`s intention to appoint a black chairman thereafter.

BEE and transformation

Good progress has been made on Black Economic Empowerment and transformation at Barloworld and PPC. Both companies are expected to finalise meaningful BEE equity ownership transactions in the near future.

Barloworld intends concluding a BEE equity transaction involving a number of stakeholders including Ayavuna Women`s Investments (Proprietary) Limited led by Hixonia Nyasulu. It will also include current and future staff and management, black non executive directors and an educational trust. Further details of the Barloworld transaction will be announced early next year.

PPC is well advanced with its own significant BEE transaction. This will meet the requirements of the Mining Charter and will involve lead investors, current and future staff and management, black non executive directors, construction industry associations and community and educational trusts. Further details will be announced by PPC early next year.

Both of these transactions reflect the firm intentions of Barloworld and PPC, in accordance with government guidelines, to achieve genuine broad based empowerment and senior black management participation.

Board composition and structure

Two new non executive directors have been invited to join the Barloworld Board in February 2007, namely Hixonia Nyasulu and Trevor Munday. Ms. Nyasulu will assist in the transformation programme and Mr. Munday will assist in the disposal programme and provide independent input to the management of the motor and coatings divisions. Warren Clewlow advised that he intends to retire as Chairman during 2007 but will oversee the implementation of the Barloworld BEE transaction and PPC unbundling.

Future direction

Barloworld is being positioned for the future as a more focused Group comprising market leading businesses. The Barloworld Board will continue to review the Group structure and further unbundlings or disposals will follow in the future.

Warren Clewlow, on behalf of the Barloworld Board, thanked Tony Phillips for his loyal and valuable service to Barloworld and PPC over many years.

A further update on the progress on these initiatives will be made at the Annual General Meeting of Barloworld on 25 January 2007.

Enquiries:
Nicholas Williams, College Hill
011 447 3030; 083 607 0761

18 December 2006

Sponsor: JPMorgan

Date: 18/12/2006 12:05:06 Produced by the JSE SENS Department

Client Ref:	

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special Resolution
(Section 200)
(To be lodged in duplicate)

R80

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
08 FEB 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company

1892/000667/06

Name of company PRETORIA PORTLAND CEMENT CO. LTD

Date notice given to members 11 December 2006 Date resolution passed 23 January 2007

Special resolution passed in terms of section 85 of the Act/*paragraph n/a

of the memorandum/*article n/a of the articles.

Copy of notice convening meeting attached.
nsent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

SEE ANNEXURE

RECEIVED

BARLOWORLD TRUST COMPANY LIMITED
Secretaries:

Rubber stamp of company, if any or of secretaries

ate 6 February 2007 Signature

Director/Secretary/Manager.

Name (in block capitals) ALAN RICHARD HOLT

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company

1892/000667/06

Name of company

PRETORIA PORTLAND CEMENT CO. LTD

Postal address PO BOX 782248 SANDTON 2146

TO BE COLLECTED

Agent Code: BAW

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Special resolution Registered this day

2007 -02- 15

Date stamp of Companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

ANNEXURE

Name of Company: PRETORIA PORTLAND CEMENT CO. LTD

Registration Number: 1892/000667/06

RESOLVED THAT

1. The directors of the company be authorised from time to time to acquire issued shares in the ordinary share capital of the company on the JSE Limited open market at a price no greater than 10% above the weighted average of the market value for the securities for the five previous business days immediately preceding the date on which the transaction was agreed or at a bid price no greater than the current trading price of the share; and
   the purchase by any of the company's subsidiaries of shares in the company in the manner contemplated by and in accordance with the provisions of section 89 of the Companies Act, 1973, and other provisions which may be applicable.
2. The authorisation granted in terms of 1) above shall remain in force from the date of registration of this special resolution by the Registrar of Companies until the conclusion of the next annual general meeting of the company and in any event, no later than 15 months from the date on which it was passed.
3. The repurchase by the company of its own securities in terms of 1) above may not exceed 7,5% of the company's issued ordinary share capital in the aggregate in any one financial year or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate.
4. The company's intention regarding the utilisation of the authority which is sought in terms of 1) above is to continue with the share buy-back programme initiated with the sanction of shareholders on 25 January 2002.
5. The repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty.
6. That authorisation to repurchase the shares is in accordance with the company's articles of association.
7. That only one agent will effect the buyback on behalf of the company.
8. That after the repurchase has been effected the company will still comply with paragraphs 3.37 to 3.41 concerning shareholder spread requirements.
9. The company and its subsidiaries will not repurchase shares during a closed period.
10. In the event that the directors are granted general authority to buy back a maximum 7,5% of the issued share capital of PPC, or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate, it is the opinion of the directors that following any repurchase of shares:

- The company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
- The assets of the company and the group would be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements; and
- The ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
- The working capital of the company and the group would be adequate for ordinary business purposes for a period of 12 months after the date of notice issued in respect of the annual general meeting.

Notice of annual general meeting

PRETORIA PORTLAND CEMENT COMPANY LIMITED
Incorporated in the Republic of South Africa
(Registration number 1892/000667/06)
(PPC) or (the company)
JSE code: PPC
ISIN code: ZAE000005559

The one hundred and eleventh annual general meeting of Pretoria Portland Cement Company Limited will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Tuesday, 23 January 2007 at 12:00 for the purpose of conducting the following business:

1. To receive and adopt the annual financial statements for the year ended 30 September 2006, including the directors' report and the report of the auditors.

2. To elect directors in accordance with the provisions of the company's articles of association. Mr DG Wilson, having been appointed as a director by the board during the year, is required to retire. Mr WAM Clewlow retires having reached retirement age and Messrs O Fenn, JE Gomersall, AJ Phillips and CB Thomson are required to retire by rotation. Other than Mr WAM Clewlow and Mr CB Thomson, who has been assigned new executive functions at Barloworld Limited and will not be standing for re-election, all retiring directors are eligible and have offered themselves for election and re-election respectively and the nominations committee has recommended their election and re-election respectively. A brief curriculum vitae of each director standing for election and re-election accompanies this notice.

3. To consider and, if deemed fit, to pass with or without modification, the following ordinary resolution:
"That with effect from 1 October 2006 and in terms of article 61 of the company's articles of association, the fees payable to:

   a) non-executive directors (other than the chairman) for their services be increased by R5 000 per person per annum from R90 000 to R95 000;
   b) the chairman of the audit committee be increased by R3 000 per annum from R37 000 to R40 000;
   c) non-executive members of the audit committee be increased by R1 500 per person per annum from R26 500 to R28 000;
   d) non-executive members of the black economic empowerment and transformation committee be set at R5 000 per meeting;
   e) non-executive members of the risk management and compliance committee be increased by R1 500 per person per annum from R21 500 to R23 000;
   f) non-executive members of the remuneration committee be increased by R500 per person per annum from R6 500 to R7 000;
   g) non-executive members of the nominations committee be increased by R500 per person per annum from R6 500 to R7 000; and
   h) the chairman for services rendered be increased by R7 000 per annum from R138 000 to R145 000."

4. To consider and, if deemed fit, to pass with or without modification the following special resolution:

   That

   a) The directors of the company be authorised from time to time to acquire issued shares in the ordinary share capital of the company on the JSE Limited open market at a price no greater than 10% above the weighted average of the market value for the securities for the five previous business days immediately preceding the date on which the transaction was agreed or at a bid price no greater than the current trading price of the share; and
   the purchase by any of the company's subsidiaries of shares in the company in the manner contemplated by and in accordance with the provisions of section 89 of the Companies Act, 1973, and other provisions which may be applicable.

   b) The authorisation granted in terms of (a) above shall remain in force from the date of registration of this special resolution by the Registrar of Companies until the conclusion of the next annual general meeting of the company and in any event, no later than 15 months from the date on which it was passed.

c) The repurchase by the company of its own securities in terms of (a) above may not exceed 7,5% of the company's issued ordinary share capital in the aggregate in any one financial year or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate.

d) The company's intention regarding the utilisation of the authority which is sought in terms of (a) above is to continue with the share buy-back programme initiated with the sanction of shareholders on 25 January 2002.

e) The repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty.

f) That authorisation to repurchase the shares is in accordance with the company's articles of association.

g) That only one agent will effect the buyback on behalf of the company.

h) That after the repurchase has been effected the company will still comply with paragraphs 3.37 to 3.41 concerning shareholder spread requirements.

i) The company and its subsidiaries will not repurchase shares during a closed period.

j) In the event that the directors are granted general authority to buy back a maximum 7,5% of the issued share capital of PPC, or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate, it is the opinion of the directors that following any repurchase of shares:
   - the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
   - the assets of the company and the group would be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements; and
   - the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
   - the working capital of the company and the group would be adequate for ordinary business purposes for a period of 12 months after the date of notice issued in respect of the annual general meeting.

Detail in regard to other JSE Listings Requirements applying to special resolution number 4

Details of the directors
Directors details are set out on pages 12 to 15.

Directors' responsibility statement
The directors collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make the statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the annual report contains all information required by the JSE listing requirements.

Interests of directors
The interests of the directors in the share capital of the company are set out on page 145.

Major shareholders
Details of major shareholders of the company are set out on page 172.

Notice of annual general meeting *continued*

Share capital of the company
Details of the share capital of the company are set out on page 125.

Material change
There has been no material change in the financial or trading position of the company and its subsidiaries since the date of publication of the company's annual results on 7 November 2006.

Litigation
The company and its subsidiaries are not, and have not in the 12 months preceding the date of this notice of annual general meeting been involved in any legal or arbitration proceedings which may have or have had a material effect on the financial position of the company and its subsidiaries, nor is the company aware of any such proceedings that are pending or threatened.

The reason for proposing the special resolution is to permit and authorise PPC to acquire its own shares and permit and authorise a subsidiary of PPC to acquire shares in PPC. The effect will be to authorise the directors to purchase shares in PPC.

When the company has cumulatively repurchased 3% of the initial number of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter, the company will publish an announcement giving details thereof in accordance with Rule 11.27 of the listings requirements of the JSE. The company undertakes that it will not enter the market to repurchase the company's securities in terms of this general authority until such time as the company's sponsor has provided written confirmation to the JSE regarding the adequacy of the company's working capital in accordance with Schedule 25 of the Listings Requirements of the JSE.

5. To re-appoint Messrs Deloitte & Touche as external auditors of the company to hold office from the conclusion of the one hundred and eleventh annual general meeting until the conclusion of the next annual general meeting of the company.

6. To authorise the directors to fix the remuneration of the external auditors, Messrs Deloitte & Touche, for the past year's audit.

7. To transact such other business as may be transacted at an annual general meeting.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in his/her stead.

Should shareholders who have dematerialised their PPC shares' other than with "own name" registration who wish to attend the meeting in person, they will need to request their CSDP or broker to provide them with the necessary letter of representation in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

A form of proxy is enclosed for the use of members who hold their shares in certificated or in dematerialised "own name" form only, who are unable to attend the meeting and who wish to be represented at the meeting or may be obtained on application to the secretaries at the company's registered address or telephone +27 11 445 1000. The attention of members is drawn to the fact that if it is to be effective, the completed form of proxy must reach the company's transfer secretaries or the registered office of the company by no later than 12:00 on Friday 19 January 2007.

A form of proxy is only to be completed by the shareholders that are holding shares in certificated form or recorded on the sub-register in electronic form in "own name".

By order of the board

Barloworld Trust Company Limited
Secretaries
Per AR Holt

7 November 2006

a member of the dti group

Date: 16/02/2007

Our Reference: 16431016
Box: **85859**
Sequence: **69**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1892/000667/06
Company Name: PRETORIA PORTLAND CEMENT COMPANY

We have received a CM26 (Special resolution) from you dated 23/01/2007.

The CM26 (1) was accepted and placed on file.

Yours truly
Registrar of Companies
TJV

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

PRETORIA PORTLAND CEMENT COMPANY LIMITED
Incorporated in the Republic of South Africa
(Registration number 1892/000667/06)
("PPC" or "the company")
JSE code : PPC
ISIN code : ZAE000005559

TRADING UPDATE - CHAIRMAN'S STATEMENT AT THE AGM - 23 JANUARY 2007

The positive outlook continues as evidenced by regional cement demand growth of 8.3% in the first quarter of this financial year over the comparable period last financial year. The Botswana market is starting to show some signs of recovery after a number of years of decline. All production lines were in operation and ran at high utilisation levels.

During this recent period of peak demand, imported Surebuild cement was supplied to customers in the Cape Town and Port Elizabeth markets. Currently customer requirements can be met from our own local production supplemented by supplies from our Zimbabwe operation and it is unlikely that further imports will be required before mid year.

The "Batsweledi" expansion project at Dwaalboom is fully contracted, within budget, progressing to schedule and start-up remains on course for the second quarter of 2008.

Whilst Porthold in Zimbabwe continued to experience very difficult conditions, given the political and economic environment, we are pleased with sales volumes.

Lime profitability and volumes remained satisfactory and in line with our expectations.

Discussions are currently in progress with a number of potential BEE partners. It is anticipated that the details of our empowerment transaction will be announced by May. This timing is dependent on the prior unbundling of PPC from Barloworld Ltd having been completed. Once the BEE transaction is finalised, the company plans to appoint a number of additional black non-executive directors to the Board and a black chairman.

AJ Phillips
Chairman

Sandton
23 January 2007

Sponsor
JP Morgan Equities Limited

Pretoria Portland Cement Company Limited
(Incorporated in the Republic of South Africa)
(Company registration number 1892/000667/06)
JSE code: PPC ISIN: ZAE000005559
("PPC or the company")

DIRECTORATE CHANGE

The board of directors of PPC announces the retirement of Mr AJ Phillips as chairman and as a director of the company at the conclusion of the annual general meeting held today, 23 January 2007.

The board of directors has appointed Mr MJ Shaw, an independent non-executive director, as chairman of the board of directors for an interim period from the conclusion of the annual general meeting today until the company has completed its black economic empowerment equity transaction, whereupon the board intends appointing a black chairman.

It is noted that Messrs WAM Clewlow and CB Thomson, directors of Barloworld Limited, did not offer themselves for re-election.

Sandton
23 January 2007

Sponsor: JP Morgan Equities Limited

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM29

Maatskappywet, 1973, Art, 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPY
Departement van Handel
77 Meintjies Straat,
Sunnyside, Pretoria, 0002
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 276, 325(1), 322(1) and 327(1).
COMPANIES REGISTRATION OFFICE
The DTI Campus (Block F - Entfutfukweni)
77 Meintjies Street
Sunnyside, Pretoria, 0002
Telegraphic Address 'Maatcom'

RECEIVED
2007 APR -3 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRETORIA PORTLAND CEMENT CO. LTD

P O BOX 782246,
SANDTON,
2146

Registration No. of Company
1892/000667/06

Client Ref
BAW

Opgawe van besonderhede soos op/ Return of particulars as at 28 January 2007

Verklaring/Statement

Ek, ______________________ (naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftlike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op vorm CM 27 verkry is.

I, BARLOWORLD TRUST COMPANY LIMITED (name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed ______________________
Datum:
Date: ______________________

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	ABDUL KADER
2. Volle voorname/Full forenames	SALIM
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of	Jaar/Year, Maand/Month, Dag/Day: 7 0 0 2 1 0 5 1 1 4 0 8 5
5. (a) Datum van aanstelling/Date of appointment	05 May 2005
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	3 FLAME CRESCENT, DOWERGLEN EXT 3, EDENVALE, 1609
7. Besigheidsadres/Business address	PPC BUILDING, BARLOW PARK EXTENSION, 180 KATHERINE STREET, SANDTON 2199
8. Posadres/Postal address	PO BOX 787416, SANDTON 2146
9. Nasionaliteit/Nationality (indien nie Suid-Afrikaans nie/If not south Africa	SOUTH AFRICAN
10. Beroep/Occupation	ORGANISATIONAL PERFORMANCE DIRECTOR
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and	No Change

Registration No. of Company	1892/000667/06

Client Ref	BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1892/000667/06

1.: CLEWLOW
2.: WARREN ALEXANDER MORTEN
3.:
4.: Year | Month | Day — 3 8 0 7 1 3 5 0 6 5 0 8 3
5.: (a) 01/11/1993
(b) Director
6.: 186 BRYANSTON DRIVE BRYANSTON SANDTON
7.: BARLOWORLD CORPORATE 180 KATHERINE STREET SANDTON 2196
8.: P O BOX 782248 SANDTON 2146
9.: SOUTH AFRICAN
10.: DIRECTOR OF COMPANIES
11.: YES
12.: RETIRED

1.: DENT
2.: ROBERT HARLEY
3.:
4.: Year | Month | Day — 5 1 0 1 2 0 5 0 4 1 0 8 1
5.: (a) 05/08/1993
(b) Director
6.: 122 NINTH STREET, LINDEN 2195
7.: PPC BUILDING, BARLOW PARK EXTENSION, 180 KATHERINE STREET, SANDTON 2196
8.: PO BOX 787416 SANDTON 2146
9.: SOUTH AFRICAN
10.: CHEMIST
11.: YES
12.: No Change

1.: ESTERHUYSEN
2.: PETER
3.:
4.: Year | Month | Day — 5 6 0 5 2 8 5 1 4 9 0 0 2
5.: (a) 01/12/2003
(b) Director
6.: 118 JOHANNES STREET, FAIRLAND 2195
7.: PPC BUILDING, BARLOW PARK EXTENSION, 180 KATHERINE STREET, SANDTON 2196
8.: PO BOX 787416 SANDTON 2146
9.: SOUTH AFRICAN
10.: CHARTERED ACCOUNTANT
11.: YES
12.: No Change

1.: FENN
2.: ORRIE
3.:
4.: Year | Month | Day — 5 4 0 8 1 9 5 2 3 0 1 0 2
5.: (a) 05/03/2004
(b) Director
6.: 27 MOUNT STREET, BRYANSTON 2021
7.: PPC BUILDING, BARLOW PARK EXTENSION, 180 KATHERINE STREET, SANDTON 2196
8.: PO BOX 787416, SANDTON 2146
9.: BRITHISH
10.: ENGINEER
11.: YES
12.: No Change

1.: GOMERSALL
2.: JOHN EDWARD
3.:
4.: Year | Month | Day — 4 6 0 9 0 8 5 1 1 9 1 8 2
5.: (a) 27/01/1992
(b) Director
6.: 63 MOUNT STREET, BRYANSTON 2021
7.: BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.: P O BOX 782248 SANDTON 2146
9.: BRITHISH
10.: CHARTERED ACCOUNTANT
11.: YES
12.: No Change

1.: LAMPRECHT
2.: ANDRE JACOBUS
3.:
4.: Year | Month | Day — 5 2 0 9 1 9 5 1 2 6 0 8 3
5.: (a) 07/11/1997
(b) Director
6.: 227 - 7TH STREET, CHARTWELL 2055
7.: BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196
8.: P O BOX 782248, SANDTON 2146
9.: SOUTH AFRICAN
10.: ADVOCATE
11.: YES
12.: No Change

Registration No. of Company	1892/000667/06

Client Ref	BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1892/000667/06

1.: PHILLIPS	1.: SHAW
2.: ANTHONY JOHN	2.: MARTIN JOHN
3.:	3.:
4.: Year Month Day 4 6 0 6 0 6 5 0 2 8 0 8 6	4.: Year Month Day 3 8 0 9 1 3 5 0 5 1 0 8 5
5.: (a) 05/05/2004	5.: (a) 02/07/2001
(b) Director	(b) Director
6.: 15 CRESCENT DRIVE, WESTCLIFF, JOHANNESBURG 2193	6.: 615 CENTRE ROAD, MORNINGSIDE, SANDTON
7.: BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196	7.: AS HOME
8.: P O BOX 782248, SANDTON 2146	8.: PO BOX 785056 SANDTON 2146
9.: BRITISH	9.: SOUTH AFRICAN
10.: Chief Executive Officer	10.: DIRECTOR OF COMPANIES
11.: YES	11.: YES
12.: RETIRED	12.: No Change

1.: SHIBAMBO	1.: THERON
2.: JOE	2.: EDWARD PHILCOX
3.:	3.:
4.: Year Month Day 4 8 0 1 0 3 5 6 4 2 0 8 8	4.: Year Month Day 4 1 0 4 1 7 5 0 1 6 0 0 1
5.: (a) 05/05/2005	5.: (a) 13/05/1996
(b) Director	(b) Director
6.: 49 MEADWAY, KELVIN, SANDTON	6.: 23 WESTCLIFF ROAD, HERMANUS 7200
7.: 209 SMIT STREET, LUC'S BUILDING, BRAAMFONTEIN JOHANNESBURG	7.: C/O STANDARD BANK CENTRE 9TH FLOOR - EXECUTIVE SUITE 5 SIMMONDS STREET JOHANNESBURG 2001
8.: PO BOX 258 KELVIN 2054	8.: P O BOX 2158, HERMANUS 7200
9.: SOUTH AFRICAN	9.: SOUTH AFRICAN
10.: DIRECTOR	10.: DIRECTOR OF COMPANIES
11.: YES	11.: YES
12.: No Change	12.: No Change

1.: THOMSON	1.: WILSON
2.: CLIVE BRADNEY	2.: DONALD GERT
3.:	3.:
4.: Year Month Day 6 6 0 5 3 1 5 0 1 5 0 8 1	4.: Year Month Day 5 7 0 2 2 4 5 0 5 3 0 8 3
5.: (a) 05/05/2004	5.: (a) 07/11/2006
(b) Director	(b) Director
6.: 166 BRYANSTON DRIVE, BRYANSTON, SANDTON	6.: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
7.: BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2196	7.: BARLOWORLD CORPORATE OFFICE, 180 KATHERINE STREET, SANDTON 2146
8.: P O BOX 782248 SANDTON 2146	8.: P O BOX 782248, SANDTON, 2146
9.: SOUTH AFRICAN	9.: SOUTH AFRICAN
10.: CHARTERED ACCOUNTANT	10.: CHARTERED ACCOUNTANT
11.: YES	11.: YES
12.: RETIRED	12.: No Change

Registration No. of Company	1892/000667/06

Client Ref	BAW

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
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9.:	9.:
10.:	10.:
11.:	11.:
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B. Ouditeur/Auditor

1. Naam/Name DELOITTE & TOUCHE
2. Datum van aanstelling/Date of appointment 25/01/2002
3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date. No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/ Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer / Dated 26/01/2007

Naam van maatskappy / Name of company PRETORIA PORTLAND CEMENT CO. LTD

Posadres / Postal address P O BOX 782248, SANDTON, 2146

Datum ontvang / Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies

Registrasie Nr. van maatskappy
Registration No. of company

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

1892/000667/06

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	BARLOWORLD TRUST COMPANY LIMITED
2. Volle voorname/Full forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if no available, date of birth	Jaar Year / Maand Month / Dag Day: 1 9 6 4 / 0 0 4 8 4 5 / 0
5. (a) Datum van aanstelling/Date of appointment	01/07/1997
(b) Betiteling/Designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	BARLOWORLD CORPORATE OFFICE, BARLOW PARK, 180 KATHERINE STREET, SANDTON, 2196 1984/004845/06
7. Woonadres/Residential address	
8. Besigheidsadres/Business address	BARLOWORLD CORPORATE OFFICE 180 KATHERINE STREET SANDTON 2146
9. Posadres/Postal address	P O BOX 782248 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	
11. Beroep/Occupation	
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	NO CHANGE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

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3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
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CM29

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 26/01/2007

Our Reference: 42905333

BARLOWORLD TRUST COMPANY
E-mail: eleanorc@barloworld.com
To be collected: BTRUST

RE: Amendment to Company Information
Company Number: 1892/000667/06
Company Name: PRETORIA PORTLAND CEMENT COMPANY

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 26/01/2007.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=CLEWLOW
Full ForeNames=WARREN ALEXANDER MORTEN
Id No=3607135065083
Status :RESIGNEDNature of Change=DIRECTOR RESIGNED

The following change was effected:
Surname=PHILLIPS
Full ForeNames=ANTHONY JOHN
Id No=4606065028086
Status :RESIGNEDNature of Change=DIRECTOR RESIGNED

The following change was effected:
Surname=THOMSON
Full ForeNames=CLIVE BRADNEY
Id No=6605315015081
Status :RESIGNEDNature of Change=DIRECTOR RESIGNED

Yours truly

Registrar of Companies

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

PRETORIA PORTLAND CEMENT COMPANY LIMITED
Registration no. 1892/000667/06
JSE code: PPC
ISIN: ZAE000005559

PPC announces R604 million capital expansion project

Pretoria Portland Cement Company Ltd ('PPC') today announced details of its latest cement upgrade and expansion project. The board of the company has approved the investment of R604 million to increase the company's inland cement milling capacity. The project approval follows a period of detailed design and feasibility study and is in line with the company's commitment to playing its part in meeting the country's growing cement demand whilst also modernizing ageing equipment.

A new one million ton per annum vertical roller mill, together with associated material handling and storage infrastructure, is to be constructed at PPC's Hercules plant in Pretoria, and is expected to come on line mid 2009.

One third of the new mill capacity will allow for the replacement of two older, less efficient mills. A reduction of up to 45% in milling energy consumption per cement ton compared to these two old Hercules mills, is projected.

A further one third of the new capacity will be utilized to mill output from the Jupiter kiln which is now forecast to continue operating for some time post the Dwaalboom Batsweledi kiln project commissioning in the second quarter of 2008.

Additionally, by utilizing this state of the art technology, current inland cement capacity will be increased by a further 300 000 tons per annum through the manufacture of increased volumes of extended cements from existing clinker capacity.

The necessary approvals to proceed with the project have been obtained from the authorities. The R604 million project will be financed by a combination of operating cash flow and borrowings and will be spread over the three financial years of 2007, 2008 and 2009.

For additional information, contact John Gomersall, CEO of PPC on +27 11 445 1015.
For background information on PPC visit www.ppc.co.za

Sandton
27 February 2007

Sponsor: J.P.Morgan Equities Limited

END